                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
         (Including the Associated Rights to Purchase Preferred Stock)
                                      of
                        Shorewood Packaging Corporation
                                      at
                             $17.25 Net Per Share
                                      by
                                Sheffield, Inc.
                           a wholly owned subsidiary
                                      of
                            Chesapeake Corporation

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
 NEW YORK CITY TIME, ON MONDAY, JANUARY 3, 2000, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS: (I) THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK") (INCLUDING THE ASSOCIATED RIGHTS (THE "RIGHTS") TO PURCHASE PREFERRED STOCK) (COLLECTIVELY, THE "SHARES") OF SHOREWOOD PACKAGING CORPORATION (THE "COMPANY") WHICH, TOGETHER WITH THE SHARES BENEFICIALLY OWNED BY CHESAPEAKE CORPORATION ("CHESAPEAKE") AND ITS SUBSIDIARIES, INCLUDING SHEFFIELD, INC. ("PURCHASER"), WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS (AS DEFINED HEREIN) AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM TENDER CONDITION");
(II) THE RIGHTS HAVING BEEN REDEEMED BY THE COMPANY'S BOARD OF DIRECTORS, OR PURCHASER OTHERWISE BEING SATISFIED IN ITS SOLE DISCRETION THAT SUCH RIGHTS ARE OTHERWISE INVALID OR INAPPLICABLE TO THE TRANSACTIONS CONTEMPLATED HEREIN (THE "RIGHTS CONDITION"); (III) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER BEING APPROVED PURSUANT TO SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW OR PURCHASER BEING SATISFIED IN ITS SOLE DISCRETION THAT THE PROVISIONS OF SECTION 203 RESTRICTING CERTAIN BUSINESS COMBINATIONS ARE INVALID OR INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER (BY ACTION OF THE COMPANY'S BOARD OF DIRECTORS, THE ACQUISITION OF A SUFFICIENT NUMBER OF SHARES OR OTHERWISE) (THE "SECTION 203 CONDITION"); AND (IV) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT") AND ANY LAWS OF CANADA, THE EUROPEAN UNION, ANY MEMBER STATE OF THE EUROPEAN UNION, AND ANY OTHER FOREIGN JURISDICTIONS APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED (THE "ANTITRUST CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 13.

  THE OFFER IS NOT CONDITIONED UPON CHESAPEAKE OR PURCHASER OBTAINING
FINANCING.

                                ---------------

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the Instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal or such facsimile with such stockholder's certificate(s) evidencing the tendered Shares and any other required documents to the Depositary (as defined herein), (2) follow the procedure for book-entry tender of Shares set forth in Section 3 or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares so registered. Unless the context requires otherwise, all references to Shares herein shall include the associated Rights.

  The Rights are presently evidenced by the certificates for the Common Stock and a tender by a stockholder of such stockholder's shares of Common Stock will also constitute a tender of the associated Rights. If separate certificates representing the Rights are issued to the holders of Common Stock prior to the time a holder's Shares are tendered pursuant to the Offer, certificates representing a number of Rights equal to the number of shares of Common Stock tendered must be delivered by following the procedures set forth in Section 3. A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

  Questions and requests for assistance may be directed to the Information Agent (as defined herein) or to the Co-Dealer Managers (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, the Co-Dealer Managers or to brokers, dealers, commercial banks or trust companies.

                                ---------------

                   The Co-Dealer Managers for the Offer are:

Goldman, Sachs & Co.                               Donaldson, Lufkin & Jenrette

December 3, 1999

                               TABLE OF CONTENTS

INTRODUCTION................................................................   1
   1. Terms of the Offer....................................................   4
   2. Acceptance for Payment and Payment for Shares.........................   5
   3. Procedure for Tendering Shares........................................   6
   4. Rights of Withdrawal..................................................  11
   5. Material Federal Income Tax Consequences of the Offer.................  11
   6. Price Range of Shares; Dividends......................................  12
   7. Effect of the Offer on the Market for Shares; Stock Quotation, Margin
      Regulations and Exchange Act Registration.............................  13
   8. Certain Information Concerning the Company............................  14
   9. Certain Information Concerning Purchaser and Chesapeake...............  16
  10. Background of the Offer; Contacts with the Company; Stock Purchase
      Agreement.............................................................  18
  11. Purpose of the Offer; Plans for the Company; The Proposed Merger......  32
  12. Source and Amount of Funds............................................  35
  13. Certain Conditions of the Offer.......................................  37
  14. Dividends and Distributions...........................................  40
  15. Certain Legal Matters.................................................  41
  16. Fees and Expenses.....................................................  43
  17. Miscellaneous.........................................................  44

SCHEDULES
  Schedule A Information Concerning the Directors and Executive Officers of
             Chesapeake and Purchaser....................................... A-1
  Schedule B Transactions Effected During the Past 60 Days.................. B-1
  Schedule C Summary of Rights.............................................. C-1

TO THE HOLDERS OF SHARES OF
  SHOREWOOD PACKAGING CORPORATION:

                                 INTRODUCTION

  Sheffield, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation ("Chesapeake"), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock (the "Rights"), issued pursuant to the Rights Agreement, dated as of June 12, 1995 (the "Rights Agreement"), between the Company and The Bank of New York (the Common Stock and the Rights together are referred to herein as the "Shares"), at $17.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their own name and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through their broker or bank should consult with such institution as to whether there are any fees applicable to a tender of Shares. Purchaser will pay all charges and expenses of Harris Trust and Savings Bank, as depositary (the "Depositary"), Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as the co-dealer managers (each of Goldman Sachs and DLJ, a "Co-Dealer Manager" and together, the "Co-Dealer Managers"), and D.F. King & Co., Inc., as information agent (the "Information Agent"). Unless the context requires otherwise, all references to Shares herein shall include the associated Rights, and all references to the Rights shall include all benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

  The Offer is conditioned upon, among other things: (i) the Minimum Tender Condition; (ii) the Rights Condition; (iii) the Section 203 Condition; and
(iv) the Antitrust Condition. The Offer is also subject to certain other conditions described in Section 13. The Offer is not conditioned upon Chesapeake or Purchaser obtaining financing.

  Chesapeake has entered into a stock purchase agreement with an investment adviser with discretionary authority over its clients' shares pursuant to which Chesapeake agreed to purchase 4,106,440 Shares, or approximately 14.9% of the Company's outstanding Shares. Also, pursuant to such stock purchase agreement, the investment adviser has agreed to use its best efforts to exercise its discretionary authority to cause its clients to tender such Shares in the Offer and to execute written consents in the form solicited by Chesapeake in the Consent Solicitation (as defined herein). See Section 10.

  Purpose of the Offer; The Proposed Merger. The purpose of the Offer is to acquire for cash a majority of the outstanding Shares of, and ultimately the entire equity interest in, the Company. Purchaser currently intends, as soon as practicable upon consummation of the Offer, to propose and seek to have the Company effect a merger or similar business combination (the "Proposed Merger") between the Company and Purchaser or an affiliate thereof, pursuant to which each then outstanding Share (other than Shares held by the Company in treasury, or owned by Chesapeake, Purchaser or any other direct or indirect wholly owned subsidiary of Chesapeake, or Shares, if any, that are held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) would be converted pursuant to the terms of the Proposed Merger into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest. See Section 11.

  Consent Solicitation. On December 3, 1999, Chesapeake filed preliminary consent solicitation materials with the Securities and Exchange Commission (the "SEC"), which, in definitive form, will be mailed to stockholders of the Company after completion of review by the staff of the SEC and receipt from the Company of a current stockholder list. The consent solicitation materials (the "Consent Solicitation") request stockholders of the Company to, among other things, remove from the Company's Bylaws the provision establishing a staggered Board of Directors of the Company (the "Company Board"), remove the current members of the Company Board, reduce the size of the Company Board to three members and fill the newly created vacancies on the Company Board with independent nominees (the "Nominees"). If the Nominees are elected, the Nominees will consider, consistent with their fiduciary duties to the Company and its stockholders under applicable law, whether to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approve the Offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law (the "DGCL"), which would satisfy the Rights Condition and the Section 203 Condition, and take such other actions as may be required to expedite the prompt consummation of the Offer and the Proposed Merger. Chesapeake and Purchaser expect that, subject to their fiduciary duties under applicable law, the Nominees would redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approve the Offer and the Proposed Merger under Section 203 of the DGCL, which would satisfy the Rights Condition and the Section 203 Condition, and take such other actions as may be required to expedite the prompt consummation of the Offer and the Proposed Merger. The Consent Solicitation will be made pursuant to separate consent solicitation materials.

  This Offer does not constitute a solicitation of proxies or consents. Any such solicitation will be made pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

  Chesapeake and Purchaser are prepared to commence immediate good faith negotiations with the Company Board regarding the possibility of increasing the Offer after appropriate due diligence and access to the Company's business plan, as well as the possibility of utilizing alternatives to an all-cash structure that could offer tax advantages to certain of the Company's stockholders. See Section 10. Purchaser reserves the right to amend the Offer at any time, including in the event it enters into a merger agreement with the Company or it negotiates a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash or other securities.

  In the event Purchaser obtains 90% or more of the outstanding Shares pursuant to the Offer or otherwise, Purchaser will be able to effect the Proposed Merger pursuant to Section 253 of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. See Section 11.

  Minimum Tender Condition. The Minimum Tender Condition conditions the Offer upon there being validly tendered prior to the Expiration Date (as defined below) and not withdrawn at least that number of Shares that, together with the Shares beneficially owned by Chesapeake and its subsidiaries, including Purchaser, would represent a majority of all outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Number of Shares"). For purposes of the Offer (other than in the context of financial statement information), on a "fully diluted basis" means, as of any date, the number of Shares outstanding plus the number of Shares that the Company is required to issue pursuant to obligations outstanding at that date under convertible securities, warrants, stock options or otherwise upon conversion or exercise thereof. Purchaser reserves the right (subject to the applicable rules and regulations of the SEC) to waive or reduce the Minimum Tender Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Shares. See Sections 1 and 13 herein.

  According to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1999, as of September 1, 1999, there were 27,560,000 Shares issued and outstanding. According to the

Company's Annual Report on Form 10-K for the fiscal year ended May 1, 1999 (the "Company Form 10-K"), as of May 1, 1999, there were 4,574,000 Shares reserved for issuance under stock incentive plans, outstanding options and warrants. Based on the foregoing and assuming that no options or warrants were granted after May 1, 1999, and no options or warrants were exercised, canceled or expired from May 1, 1999, through September 1, 1999, and assuming no Shares were issued or reacquired since September 1, 1999, there would be 32,134,000 Shares outstanding on a fully diluted basis on September 1, 1999, and, given Purchaser's and its affiliates' ownership of 100 Shares, the Minimum Number of Shares on such date would be 16,066,901. Therefore, 16,066,901 Shares must be tendered and not withdrawn prior to the expiration of the Offer to satisfy the Minimum Tender Condition. However, the actual Minimum Number of Shares will depend on the facts as they exist on the date of purchase.

  Rights Condition. The Offer is conditioned on, among other things, the Rights Condition being satisfied. Unless the Rights Condition shall have been satisfied, stockholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender in accordance with the procedures set forth in Section 3. The tender of Rights with Common Stock shall not, in itself, however, satisfy the Rights Condition. Unless separate certificates for the Rights are issued, a tender of Common Stock will also constitute a tender of the associated Rights. For a description of the Rights, see Schedule C attached hereto.

  The Section 203 Condition. The Offer is conditioned on, among other things, the Section 203 Condition being satisfied. The Offer is subject to the condition that the acquisition of Shares pursuant to the Offer and the Proposed Merger shall have been approved pursuant to Section 203 of the DGCL ("Section 203") or that Purchaser shall be satisfied in its sole discretion that the provisions of Section 203 restricting certain business combinations are invalid or inapplicable to the acquisition of Shares pursuant to the Offer and the Proposed Merger (by action of the Company Board, the acquisition of a sufficient number of Shares or otherwise). The provisions of Section 203 are described in Section 11 herein.

  There can be no assurance that the Company Board will, pursuant to Section 203, approve the acquisition of Shares pursuant to the Offer and the Proposed Merger. Even if such Company Board approval is not obtained, Section 203 will be inapplicable to the Offer and the Proposed Merger if, upon the purchase of Shares pursuant to the Offer, Purchaser owns at least 85% of the outstanding Shares, excluding for purposes of determining the number of Shares outstanding those Shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether Shares held subject to the plan will be tendered in a tender or exchange offer.

  On December 3, 1999, Chesapeake and Purchaser commenced a lawsuit in the Court of Chancery of the State of Delaware against the Company and its Board of Directors seeking, among other things, an order (i) declaring that the Company Board breached its fiduciary duties by adopting certain amendments to the Company's bylaws, which amendments were first publicly announced on December 2, 1999 (the "Bylaw Amendments"), which amendments, among other things, purport to require the affirmative vote of holders of two-thirds of the outstanding shares of Common Stock for the stockholders to amend, add to, alter or repeal the Company's bylaws (the "Super Majority Bylaw") and purport to reserve to the Company Board the right to set the record date for a solicitation of written consents from the Company's stockholders (the "Consent Record Date Bylaw"), (ii) declaring the Super Majority Bylaw and the Consent Record Date Bylaw void, and enjoining the Company Board from implementing the Super Majority Bylaw, the Consent Record Date Bylaw and the Bylaw Amendments as a whole, (iii) declaring that failure to redeem the Rights or to render the Rights inapplicable to the Offer and the Proposed Merger or to approve the Offer and the Proposed Merger would constitute a breach of the Company Board's fiduciary duties under Delaware law, (iv) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger, (v) declaring that failure to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL would constitute a breach of the Company Board's fiduciary duties under Delaware law, (vi) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL, (vii) enjoining the Company Board from taking any actions designed to impede or which have the effect of impeding the Offer, the Consent Solicitation or the Proposed Merger and declaring that any such actions would constitute a breach of the Company Board's fiduciary duties under Delaware law, and (viii) enjoining the Company Board from taking any actions to impede, or refuse to recognize the validity of, the Consent Solicitation.

  Also on December 3, 1999, Chesapeake and Purchaser commenced litigation against the Company in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that Chesapeake and Purchaser have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to the Offer and the Consent Solicitation.

  The Antitrust Condition. The Offer is conditioned on, among other things, the Antitrust Condition being satisfied. For a more detailed description of certain time periods applicable to this condition, see Section 15.

  Certain other conditions to the Offer are described in Section 13 herein. Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions. See Sections 1, 11, 13 and 15 herein.

  The Offer is not conditioned upon Chesapeake or Purchaser obtaining financing.

  This Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

1. TERMS OF THE OFFER.

  Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 13 (the "Offer Conditions") and if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, January 3, 2000, unless and until Purchaser shall, in its sole discretion, have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire.

  Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's tender of Shares. See Section 4. Subject to the applicable regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, if any of the conditions set forth in Section 13 are not satisfied and (ii) to waive any condition and to set forth or change any other term or condition of the Offer, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not withdrawn, and, subject to the terms and conditions of the Offer, including but not limited to the Offer Conditions, it will accept for payment and promptly pay for all Shares so accepted for payment. Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that no person making a tender offer shall fail to pay the consideration offered or return any securities deposited by or on behalf of tendering security holders promptly after the termination or withdrawal of a tender offer. Purchaser reserves the right to acquire Shares, after expiration or termination of the Offer, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the applicable offer price to be paid per Share in the Offer and could be for cash or other consideration.

  Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

  Purchaser confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.

  If, prior to the Expiration Date, Purchaser, in its sole discretion, shall decrease the percentage of Shares being sought or increase or decrease the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended so that it shall not expire earlier than the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

  A demand is being made to the Company for the use of the Company's stockholder list and security position listings for the purpose of, among other things, disseminating the Offer to stockholders. Upon compliance by the Company with such demand, this Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

  Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the later of (i) subject to compliance with the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the conditions set forth in
Section 13 of this Offer to Purchase and (ii) the Expiration Date.

  In addition, subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See Section 13. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")), a properly completed and duly executed Letter of Transmittal, or facsimile thereof, with any required signature guarantees, or an Agent's Message (as defined in Section 3) and any other required documents.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payment to validly tendering stockholders, Purchaser's obligation to make such payment shall be satisfied and such tendering stockholders must thereafter look solely to the Depositary for payment of the amounts owed to them by reason of acceptance for payment of Shares pursuant to the Offer.

  If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained on behalf of the tendering stockholder with the Book-Entry Transfer Facility) as soon as practicable following expiration or termination of the Offer.

  Purchaser reserves the right to transfer or assign in whole or in part from time to time to Chesapeake or one or more direct or indirect subsidiaries of Chesapeake the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES.

  Valid Tender. To tender Shares pursuant to the Offer (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered, and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation of such delivery received by the Depositary, including an Agent's Message (as defined herein) if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

  Unless the Rights Condition is satisfied, stockholders will be required to tender one Right (subject to adjustment) for each Share tendered in order to effect a valid tender of Shares. Accordingly, stockholders who sell their Rights separately from their Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for a valid tender of Shares. Unless separate certificates representing the Rights are issued, a tender of Shares will also constitute a tender of the associated Rights.

  Rights are presently evidenced by the certificates for the Common Stock and the tender by a stockholder of such stockholder's shares of Common Stock will also constitute a tender of the associated Rights. However, after a Distribution Date (as defined in the Rights Agreement), upon request the Rights Agent will send to each record holder of Shares as of the close of business on the Distribution Date a Rights certificate evidencing one Right for each share of Common Stock held. Pursuant to the Offer, no separate payment will be made by Purchaser for the Rights. If separate certificates representing the Rights are issued to holders of Common Stock prior to the time a holder's Shares are tendered pursuant to the Offer, certificates representing a number of Rights equal to the number of shares of Common Stock tendered must be delivered to the Depositary, or, if available, a Book-Entry Confirmation received by the Depositary with respect thereto, in order for such shares of Common Stock to be validly tendered. If the Distribution Date occurs and separate certificates representing the Rights are not distributed prior to the time shares of Common Stock are tendered pursuant to the Offer, Rights may be tendered prior to a stockholder receiving the certificates for Rights by use of the guaranteed delivery procedure described below. A tender of shares of Common Stock constitutes an agreement by the tendering stockholder to deliver certificates representing all Rights formerly associated with the number of shares of Common Stock tendered pursuant to the Offer to the Depositary prior to expiration of the period permitted by such guaranteed delivery procedures for delivery of certificates for, or a Book-Entry Confirmation with respect to, Rights (the "Rights Delivery Period"). However, after expiration of the Rights Delivery Period, Purchaser may elect to reject as invalid a tender of shares of Common Stock with respect to which certificates for, or a Book-Entry Confirmation with respect to, the number of Rights required to be tendered with such Common Stock have not been received by the Depositary. Nevertheless, Purchaser will be entitled to accept for payment shares of Common Stock tendered by a stockholder prior to receipt of the certificates for the Rights required to be tendered with such shares of Common Stock, or a Book-Entry Confirmation with respect to such Rights, and either (a) subject to complying with applicable rules and regulations of the SEC, withhold payment for such shares of Common Stock pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights or
(b) make payment for shares of Common Stock accepted for payment pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights in reliance upon the agreement of a tendering stockholder to deliver Rights pursuant to such guaranteed delivery procedures. Any determination by Purchaser to make payment for shares of Common Stock in reliance upon such agreement and such guaranteed delivery procedures or, after expiration of the Rights Delivery Period, to reject a tender as invalid will be made in the sole and absolute discretion of Purchaser.

  Book-Entry Delivery. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date for such Shares to be validly tendered pursuant to the Offer, or the tendering stockholder must comply with the guaranteed delivery procedures described below. If the Distribution Date occurs, the Depositary will also make a request to establish an account with respect to the Rights at the Book-Entry Transfer Facility, but no assurance can be given that book-entry transfer of Rights will be available. If book-entry transfer of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. If book-entry transfer of Rights is not available and the Distribution Date occurs, a tendering stockholder will be required to tender Rights by means of physical delivery of certificates for Rights to the Depositary (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to Rights will be inapplicable). The confirmation of a book-entry transfer of Shares or Rights into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

  The method of delivery of Shares, Rights, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, it is recommended that the stockholder use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

  Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in good standing in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed
(a) if the Letter of Transmittal is signed by the registered holders (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares or Rights) of Shares and Rights tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares and Rights are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares or Rights are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares or Rights not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as described above. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery. A stockholder who desires to tender Shares (or Rights, if applicable) pursuant to the Offer and whose certificates for Shares (or Rights, if applicable) are not immediately available (including because certificates for Rights have not yet been distributed by the Rights Agent), or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary on or prior to the Expiration Date, may tender such Shares (and/or Rights, if applicable) by following all of the procedures set forth below:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

    (iii) the certificates for all tendered Shares and/or Rights, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares and/or Rights), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within (a) in the case of Shares, three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery or (b) in the case of Rights, a period ending on the later of (1) three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery or (2) three NYSE trading days after the date certificates for Rights are distributed to stockholders by the Rights Agent. A "NYSE trading day" is any day on which the New York Stock Exchange is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery and a representation that the stockholder on whose behalf the tender is being made is deemed to own the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act.

  Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares and, if the Distribution Date occurs, certificates for (or a timely Book-Entry Confirmation, if available, with respect to) the associated Rights (unless Purchaser elects to make payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights as described above), (b) a Letter of Transmittal, or facsimile thereof, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and
(c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares (or Rights, if applicable) or Book-Entry Confirmations with respect to Shares (or Rights, if applicable) are actually received by the Depositary. Under no circumstances will interest on the purchase price of the Shares be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

  If the Rights Condition is satisfied, the guaranteed delivery procedures with respect to certificates for Rights and the requirement for the tender of Rights will no longer apply.

  It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to tender Shares for his own account unless the person so tendering (i) has a net long position equal to or greater than his amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

  A tender of Shares made pursuant to any one of the procedures set forth above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, including the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of such Shares complies with Rule 14e-4.

  Tender Constitutes an Agreement. The valid tender of Shares and, if applicable, Rights pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

  Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after December 3, 1999. All such proxies will be considered coupled with an interest in the tendered Shares and Rights. Such appointment is effective when, and only to the extent that, Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked without further action, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares or Rights will be determined by Purchaser in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares or Rights of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares or Rights will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Purchaser, Chesapeake, the Depositary, the Information Agent, the Co-Dealer Managers or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Backup Withholding. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). If, however, the tendering stockholder completes the box entitled "Special Payment Instructions" on the Letter of Transmittal, the person to whom payment is to be made, rather than the tendering stockholder, should complete and sign Substitute Form W-9. Certain stockholders (including, among others, corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

4. RIGHTS OF WITHDRAWAL.

  Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 31, 2000.

  For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, Chesapeake, the Co-Dealer Managers, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 at any time prior to the Expiration Date.

  If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4.

5. MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER.

  Sales of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Proposed Merger will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. The tax consequences of the receipt of cash in exchange for Shares pursuant to the Offer or the Proposed Merger may vary depending on, among other things, the particular circumstances of a stockholder. For federal income tax purposes, a stockholder whose Shares are purchased pursuant to the Offer or who receives cash as a result of the Proposed Merger generally will recognize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss generally will be capital gain or loss if the Shares are held as capital assets by the stockholder and will be long-term capital gain or loss if the stockholder's holding period in such Shares for federal income tax purposes is more than one year at the time of the sale or exchange. Long-term capital gain recognized by a non-corporate stockholder is generally subject to tax at a maximum rate of 20%. In addition, a stockholder's ability to use capital losses to offset ordinary income is limited.

  A stockholder that tenders Shares pursuant to the Offer or Proposed Merger may be subject to backup withholding at a rate of 31% unless such stockholder provides a TIN and certifies under penalties of perjury that such TIN is correct or properly certifies that such stockholder is awaiting a TIN, or unless an exemption applies. See "Backup Withholding" under Section 3 hereof and Instruction 9 in the Letter of Transmittal.

  The income tax discussion set forth above is included for general information only and may not be applicable to stockholders in special situations, such as stockholders who received their Shares upon the exercise of employee stock options or otherwise as compensation and stockholders who are not United States persons. Stockholders should consult their own tax advisors with respect to the specific tax consequences to them, in their particular circumstances, of the Offer and the Proposed Merger, including the application and effect of federal, state, local, foreign or other tax laws.

6. PRICE RANGE OF SHARES; DIVIDENDS.

  According to the Company Form 10-K, the Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "SWD" and, prior to January 28, 1998, the Company's Common Stock was traded in the over-the-counter market on the Nasdaq National Market System under the symbol "SHOR." The following table sets forth, for the fiscal periods indicated, the high and low sales prices for the Common Stock on the NYSE and the Nasdaq National Market System as reported in the Company Form 10-K with respect to periods occurring in fiscal years 1998 and 1999 and as reported thereafter by published financial sources, with respect to periods occurring in fiscal year 2000.

                                                                   Sales Price
                                                                  -------------
   Fiscal Year                                                     High   Low
   -----------                                                    ------ ------
   Fiscal 1998
     First Quarter............................................... $15.33 $11.92
     Second Quarter..............................................  17.67  12.92
     Third Quarter...............................................  18.58  15.17
     Fourth Quarter..............................................  18.92  15.75
   Fiscal 1999
     First Quarter............................................... $16.19 $13.00
     Second Quarter..............................................  16.38  12.13
     Third Quarter...............................................  20.63  13.13
     Fourth Quarter..............................................  19.94  16.56
   Fiscal 2000
     First Quarter............................................... $20.00 $17.00
     Second Quarter..............................................  17.94  12.38
     Third Quarter (through December 2, 1999)....................  16.38  11.75

  The Rights trade together with the Common Stock. On November 17, 1999, the last full trading day prior to the first public announcement of Chesapeake's proposal to acquire the Company, the reported closing price per Share reported on the NYSE was $13.38. On December 2, 1999, the last full trading day prior to the first public announcement of Purchaser's intention to commence the Offer, the reported closing price per Share reported on the NYSE was $15.69. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

  According to the Company Form 10-K, the Company has not paid any cash dividends on its Common Stock during either of its two most recent fiscal years, and it is unlikely that any cash dividends will be paid on its Common Stock in the near future.

7. EFFECT OF THE OFFER ON THE MARKET FOR SHARES; STOCK QUOTATION, MARGIN REGULATIONS AND EXCHANGE ACT REGISTRATION.

  Market for Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

  Stock Quotation. The Shares are listed on the NYSE. Depending on the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the NYSE's listing requirements. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if the number of record holders of at least 100 Shares falls below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more (the "NYSE Excluded Holdings")) falls below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) falls below $5,000,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

  If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by the exchange or through the Nasdaq Stock Market or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon factors such as the number of stockholders and the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be higher or lower than the Offer price.

  Margin Regulations. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

  Exchange Act Registration. The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

  If the registration of the Shares under the Exchange Act is not terminated prior to the Proposed Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following consummation of the Proposed Merger.

  If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for listing on the NYSE.

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

  The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Chesapeake, Purchaser, the Information Agent, the Depositary or the Co-Dealer Managers can take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Chesapeake, Purchaser, the Information Agent, the Depositary or the Co-Dealer Managers.

  According to the Company Form 10-K, the Company is a Delaware corporation with its principal executive offices located at 277 Park Avenue, New York, New York 10172 where its telephone number is (212) 371-1500. The Company has described its business in the Company Form 10-K as follows:

    The Company produces high quality specialized packaging, principally folding cartons and set up boxes, for its customers in the United States, Canada and China that require sophisticated precision graphic packaging for their products, including customers in the home entertainment industry, the tobacco industry, the software industry, the personal care, cosmetic and toiletries industries and in consumer markets such as the food, liquor, film, hosiery, consumer electronics and pharmaceutical industries.

  Set forth below is certain summary consolidated financial information for each of the Company's last three fiscal years for the period ended May 1, 1999, as contained in the Company Form 10-K, which financial information has been audited, and for the quarters ended July 31, 1999, and August 1, 1998, as contained in the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1999 and in the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 1998, which financial information has not been audited. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below.

                        SHOREWOOD PACKAGING CORPORATION

                     SELECTED CONSOLIDATED FINANCIAL DATA
                    (In millions, except per share amounts)

                                         13 Weeks Ended   52 Week Period Ended
                                       ------------------ ---------------------
                                       July 31, August 1, May 1, May 2, May 3,
                                         1999     1998     1999   1998  1997(1)
                                       -------- --------- ------ ------ -------
Income Statement Data (2):
Net sales.............................  $143.7   $115.4   $552.2 $415.4 $425.3
Earnings from continuing operations...    14.2     12.8     57.1   49.2   48.2
Earnings from continuing operations
 before extraordinary item and
 cumulative effect of a change in
 accounting principle.................     7.7      6.8     34.3   26.3   24.9
Net earnings..........................     7.7      3.8     31.0   26.3   23.4
Per Share Data:
Basic Earnings Per Share Information:
Earnings from continuing operations
 before extraordinary item and
 cumulative effect of a change in
 accounting principle per common
 share................................  $  .28   $  .26   $ 1.28 $  .97 $  .91
Net earnings per common share.........     .28      .14     1.16    .97    .85
Diluted Earnings Per Share
 Information:
Earnings from continuing operations
 before extraordinary item and
 cumulative effect of a change in
 accounting principle per common
 share................................     .28      .25     1.25    .95    .89
Net earnings per common share.........     .28      .14     1.13    .95    .83
Weighted average number of common
 shares...............................    27.2     26.5     26.8   27.1   27.4
Weighted average number of common
 shares, assuming dilution............    28.1     27.1     27.6   27.7   28.1
Balance Sheet Data:
Current assets........................  $127.7   $ 98.6   $123.9 $ 95.8 $ 94.5
Net property, plant and equipment.....   245.3    206.8    243.4  200.3  156.2
Total assets..........................   532.1    332.1    515.5  326.0  277.9
Current liabilities...................    91.8     62.7    100.4   64.9   52.8
Long-term debt excluding current
 maturities...........................   251.3    144.8    227.7  126.4  106.9
Stockholders' equity..................   148.5     99.3    146.5  109.8   96.4

--------
(1)  53 week period.
(2) The operations of the Company's transportation business have been reflected as discontinued operations for the period ended May 3, 1997, and for all prior periods.

  Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549 and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC's World Wide Web site at http://www.sec.gov. Such materials should also be available for inspection at the office of the NYSE, 20 Broad Street, New York, New York 10005.

9. CERTAIN INFORMATION CONCERNING PURCHASER AND CHESAPEAKE.

  Chesapeake, a Virginia corporation headquartered in Richmond, Virginia, is primarily engaged in the manufacture and sale of specialty packaging, point-of-purchase displays and merchandising services. Chesapeake conducts its business in two segments. Chesapeake's Merchandising and Specialty Packaging segment produces and sells point-of-sale displays, graphic packaging and corrugated shipping containers and provides merchandising services. The European Specialty Packaging segment, which is comprised of the Field Group plc operations, produces folding cartons for food/consumer and pharmaceutical/healthcare companies. Chesapeake's common stock is listed on the NYSE and, as of December 2, 1999, Chesapeake had a market capitalization of $539 million.

  Available Information. Chesapeake is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports relating to its business, financial condition and other matters. Information, as of particular dates, concerning Chesapeake's directors and officers, their remuneration, stock options and other matters, the principal holders of Chesapeake's securities and any material interest of such persons in transactions with Chesapeake is required to be disclosed in proxy statements distributed to Chesapeake shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the SEC and copies thereof should be obtainable from the SEC and the NYSE in the same manner as is set forth with respect to the Company in Section 8.

  Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Chesapeake. Purchaser is the record owner of 100 Shares. The principal executive offices of Purchaser are located at 1021 East Cary Street, Richmond, Virginia 23218-2350.

  The name, citizenship, business address, present principal occupation, and material positions held during the past five years of each of the directors and executive officers of Chesapeake and Purchaser are set forth in Schedule A to this Offer to Purchase.

  Financial Information. Set forth below is selected consolidated financial data relating to Chesapeake and its subsidiaries for Chesapeake's last three fiscal years, which have been excerpted or derived from the audited consolidated financial statements contained in Chesapeake's Annual Report on Form 10-K (the "Chesapeake Form 10-K") for the fiscal year ended December 31, 1998, and from the unaudited consolidated financial statements contained in Chesapeake's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and in Chesapeake's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, in each case filed by Chesapeake with the SEC. More comprehensive financial information is included in such reports and other documents filed by Chesapeake with the SEC, and the following financial data is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the SEC and the NYSE in the same manner as set forth with respect to information about the Company in Section 8.

                            CHESAPEAKE CORPORATION

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (In millions, except per share data)

                                     Nine Months Ended
                                       September 30,   Years Ended December 31,
                                     ----------------- ------------------------
                                      1999(1)   1998    1998  1997(2)    1996
                                     ----------------- ------ -------- --------
Statement of Earnings Data:
Net sales..........................  $   916.8 $ 714.5 $950.4 $1,021.0 $1,158.6
Income from operations.............       69.9    54.6   66.2     19.5     74.3
Income before extraordinary item
 and cumulative effect of
 accounting change.................       82.7    31.8   34.0     50.9     30.1
Net income.........................       82.7    45.1   47.3     48.6     30.1
Per Share Data:
Basic Earnings Per Share
 Information:
Income before extraordinary item
 and cumulative effect of
 accounting change per common
 share.............................  $    3.92 $  1.50 $ 1.60 $   2.20 $   1.28
Net income per common share........       3.92    2.12   2.23     2.10     1.28
Diluted Earnings Per Share
 Information:
Income before extraordinary item
 and cumulative effect of
 accounting change per common
 share.............................       3.87    1.48   1.57     2.18     1.27
Net income per common share........       3.87    2.10   2.19     2.08     1.27
Weighted average number of common
 shares............................       21.1    21.2   21.2     23.1     23.5
Weighted average number of common
 shares, assuming dilution.........       21.3    21.5   21.6     23.4     23.6
Balance Sheet Data:
Current assets.....................  $   436.0 $ 331.2 $313.4 $  308.3 $  320.8
Net property, plant and equipment..      694.4   542.1  543.2    508.3    863.5
Total assets.......................    1,491.4   971.9  979.4    921.9  1,290.2
Current liabilities................      296.5   150.3  157.6    142.3    159.5
Long-term debt, excluding current
 maturities........................      642.5   268.7  270.4    264.3    499.4
Total shareholders' equity.........      411.5   448.7  441.3    423.1    469.1

--------
(1) Includes an after-tax gain of $51.7 million, or $2.42 per share, for the sale of the Company's building products business and approximately 278,000 acres of timberlands, net of an increase in estimated costs associated with the disposal of the kraft products business.
(2) Includes an after-tax gain of $49.1 million, or $2.07 per share, on the sale of the kraft products business.

  Effective October 3, 1999, the Company completed the formation of a joint venture with Georgia-Pacific Corporation through which the companies combined their commercial tissue businesses. Chesapeake received a 5% equity interest in the joint venture and a tax-deferred cash distribution of approximately $755 million.

  Other Information. Except as set forth in Section 10 and Schedule B, none of Chesapeake or Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule A hereto or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any equity securities of the Company. Except as set forth in Section 10 and Schedule B, none of Chesapeake or Purchaser, or, to the best of their knowledge, any of the persons or entities referred to above, or any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in such equity securities during the past 60 days.

  Except as set forth in Sections 10 and 11, none of Chesapeake or Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in Sections 10 and 11, there have been no contacts, negotiations or transactions since April 28, 1996, between Chesapeake or Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described in Sections 10 and 11, none of Chesapeake or Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, has since April 28, 1996, had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY; STOCK PURCHASE
    AGREEMENT.

 Background and Contacts with the Company.

  Between April 28, 1996, and October 26, 1999, Chesapeake had no contact with the Company regarding any potential strategic transaction involving the combination of the two companies. In the ordinary course of its business, Chesapeake is engaged in the ongoing evaluation of potential candidates for acquisitions and strategic transactions. As part of the development of Chesapeake's strategy of divesting capital intensive, cyclical, commodity businesses and focusing on value-added, specialty packaging businesses, Chesapeake identified the Company as a potential acquisition target at least as early as May 1998. In connection with the acquisition of Field Group plc ("Field Group") by Chesapeake in the first quarter of 1999, a preliminary discussion with the Company took place centered on potential business synergies between one or more Field Group plants and the Company. During two meetings and a series of telephone calls during the summer of 1999, representatives of Chesapeake and the Company discussed primarily opportunities for alliances or transactions related to specific target markets or individual plants. In their meetings and phone calls during the summer of 1999, representatives of Chesapeake and the Company did not discuss opportunities for a business combination or potential strategic transaction involving the companies. These discussions did not result in any negotiations or proposals concerning a business combination.

  On October 26, 1999, Mr. Marc P. Shore, Chairman of the Board & Chief Executive Officer of the Company ("Mr. Shore"), called Mr. Thomas H. Johnson, President & Chief Executive Officer of Chesapeake ("Mr. Johnson"), to discuss the following letter, which Mr. Johnson received on October 27, 1999:

October 26, 1999

STRICTLY CONFIDENTIAL

The Board of Directors
Chesapeake Corporation
1021 East Cary Street
Richmond, VA 23218

ATTENTION: Mr. Thomas H. Johnson, Chief Executive Officer

Dear Tom:

As you know, you and I have had a number of discussions regarding various business arrangements between Shorewood and Chesapeake. I believe it is in both of our companies' and their respective shareholders' best interest to move these discussions forward. The purpose of this letter is to propose that Shorewood acquire Chesapeake at a substantial premium to your current market value. Shorewood's Board of Directors met today and has authorized transmittal of this proposal to you and your Board.

Tom, I believe our proposal is a compelling one and would be very exciting for Chesapeake's shareholders, employees, management and customers. We are in a position to make a proposal to acquire Chesapeake at $40 per share in cash which represents a 41% premium to yesterday's closing price and a 38% premium to the 20-day average closing price. This proposal reflects the input of our senior management team, many of whom were part of the Shorewood due diligence team that reviewed our potential acquisition of Field, and it also reflects a thorough review of all publicly available information.

We have met with our financial advisors and financing sources and believe that financing does not present an issue in this transaction. It would be our expectation that the Board of Directors of Chesapeake would meet to review this letter as soon as possible and authorize exclusive discussions with us. At such time we would be prepared to discuss our financing plan for the transaction with you (and would anticipate that our ultimate agreement to acquire Chesapeake would not be subject to any type of financing condition). Further, we do not believe that any significant obstacles such as anti-trust or other conditions exist.

We are sensitive to the inherent difficulties faced by you in negotiating this type of transaction in a public forum and are prepared to negotiate confidentiality with you provided that you are prepared to begin these negotiations in an exclusive and expedient fashion intended to result in a transaction with Shorewood.

We feel that our proposal represents a significant immediate cash premium to Chesapeake shareholders and represents a price that we believe your Board and stockholders should enthusiastically support. We urge you and your fellow directors to give serious consideration to the merits of this transaction and reiterate our willingness to work with you in an expedient and confidential manner intended to serve the interests of the shareholders of Chesapeake Corporation.

I look forward to your response to this proposal and look forward to working with all of you in achieving this major event for both of our companies and their respective shareholders.

Sincerely,

shorewood packaging corporation
/s/ Marc P. Shore
Marc P. Shore

Chairman of the Board

  During the telephone call on October 26, 1999, Mr. Johnson stated that Chesapeake was not for sale, but that the Chesapeake Board would consider the proposal included in Mr. Shore's letter (the "Shorewood Proposal").

  On October 29, 1999, Mr. Johnson delivered the following letter to Mr. Shore by facsimile:

                               October 29, 1999

Strictly Confidential

Mr. Marc P. Shore
Chairman of the Board & Chief Executive Officer
Shorewood Packaging Corporation
277 Park Avenue
New York, New York 10172

Dear Marc:

  I have received your letter of October 26, 1999.

  As you know, Chesapeake is not for sale. We are in the process of executing our strategy of building a global specialty packaging and merchandising company, which we believe is in the best interests of Chesapeake and its shareholders.

  However, our Board of Directors, consistent with its fiduciary duties, will consider carefully your letter. Completion of the appropriate analysis to give due consideration to your letter and enable our Board to become fully informed will require some time. I will respond to your letter no later than one week from today, or Friday, November 5, 1999.

                                          Sincerely,

                                          /s/ Thomas H. Johnson
                                             -------------------------------
                                          Thomas H. Johnson
                                          President & Chief Executive Officer

  On November 3, 1999, the Chesapeake Board convened a special meeting to discuss the Shorewood Proposal. The Chesapeake Board received presentations from Chesapeake's management regarding Chesapeake's performance and the Shorewood Proposal. The Chesapeake Board also received advice from its legal counsel and from Goldman Sachs and DLJ, co-financial advisors to the Chesapeake Board. Having received, considered and discussed such presentations and advice, the Chesapeake Board unanimously determined, at the November 3, 1999, meeting, that the Shorewood Proposal was inadequate and not in the best interests of Chesapeake and its shareholders. The Chesapeake Board authorized and directed Mr. Johnson to inform the Company that the Chesapeake Board had rejected the Shorewood Proposal.

  The Chesapeake Board then reviewed its recent discussions with respect to various strategic alternatives and business development opportunities it had been considering as part of its ongoing strategy of building a global specialty packaging and merchandising company, including a possible acquisition of the Company. Among other things, the Chesapeake Board noted that such an acquisition was consistent with Chesapeake's strategic plan. The Chesapeake Board further considered that Chesapeake could unlock significant value in the Company's assets by applying Chesapeake's management and operational strategies and by incorporating an acquisition of the Company into other potential acquisitions being explored by Chesapeake. At the conclusion of the November 3, 1999, meeting, the Chesapeake Board authorized Mr. Johnson to propose to Mr. Shore that Chesapeake acquire the Company.

  On November 4, 1999, Mr. Johnson called Mr. Shore to suggest a meeting. At the meeting, on November 10, 1999, Mr. Johnson (i) advised Mr. Shore that Chesapeake was not for sale and that, after careful review, the Chesapeake Board had unanimously determined that the Shorewood Proposal was inadequate and not in the best interests of Chesapeake and its shareholders and (ii) proposed that Chesapeake acquire the Company at a price of $16.50 per Share in cash. While Mr. Shore stated that he would communicate the offer to the Company Board, he indicated that a meeting of the Company Board to consider such an offer would be a "very short one."

  Later on November 10, 1999, Mr. Johnson delivered the following letter to Mr. Shore reiterating that Chesapeake was not for sale and that, after careful review, the Chesapeake Board had unanimously determined that the Shorewood Proposal was inadequate and not in the best interests of Chesapeake and its shareholders. The letter also confirmed Chesapeake's proposal to acquire the Company and set forth the merits of the proposed acquisition and indicated Chesapeake's desire to enter into a negotiated transaction.

                               November 10, 1999

Strictly Confidential

Mr. Marc P. Shore
Chairman of the Board & Chief Executive Officer
Shorewood Packaging Corporation
277 Park Avenue
New York, New York 10172

Dear Marc:

  This letter follows our meeting today to discuss your letter, dated October 26, 1999, in which you suggest a combination between Shorewood Packaging Corporation and Chesapeake Corporation. Our Board of Directors, in consultation with our management, legal, and financial advisors, has reviewed thoroughly your expression of interest and related relevant considerations.

  As I advised you today, our Board of Directors, after careful review, has unanimously determined that the acquisition of Chesapeake by Shorewood, as set forth in your letter, is not in the best interests of Chesapeake and its shareholders and has charged me with firmly and unambiguously rejecting your proposal. Our Board of Directors' firm conviction is that the interests of Chesapeake and its shareholders are best served by continuing to pursue vigorously our current strategic plan as an independent company.

  While we believe that your proposal is not in the best interests of our shareholders, our analysis suggests that a combination of our businesses through an acquisition of Shorewood by Chesapeake would be in the best interests of our respective shareholders, employees, and customers. Towards that end, Chesapeake's Board of Directors has unanimously authorized me to propose that Chesapeake acquire Shorewood at $16.50 in cash per share, representing nearly a 40% premium over Shorewood's closing price yesterday. The transaction we propose can be effected by Chesapeake immediately with its cash on hand and committed credit facilities, and is, therefore, not subject to a financing condition.

  Chesapeake has been evaluating a possible acquisition of Shorewood since early 1998, as part of our ongoing strategy of building a global specialty packaging and merchandising company. We believe that the combination of Chesapeake and Shorewood would create one of the world's premier specialty packaging and merchandising companies, enhancing Chesapeake's position as a leader in this segment and benefiting our customers through one-stop-shopping for complementary products.

  We are prepared to commence immediately good faith negotiations on an exclusive basis with the objective of entering into a definitive merger agreement consistent with our proposal. To date, your letter to us has been kept confidential, and we have reciprocally made our proposal to you on a confidential basis. Should you choose to pursue this matter in the public forum, be assured that we are prepared to pursue aggressively our own objectives.

  We appreciate the obligation of your Board of Directors, which you acknowledged today, to meet and consider our proposal from the standpoint of the best interests of all of your shareholders. Of course, we were disappointed that you stated today that such a meeting would be a very short one. Nevertheless, we hope that your Board will give our proposal serious consideration.

  I look forward to your prompt response.

                                          Sincerely,

                                          /s/ Thomas H. Johnson

                                          Thomas H. Johnson
                                          President & Chief Executive Officer

  On November 18, 1999, Mr. Shore delivered the following letter to Mr. Johnson by facsimile:

                               November 18, 1999

Mr. Thomas H. Johnson
President & Chief Executive Officer
Chesapeake Corporation
James Center II
1021 East Cary Street
Box 2350
Richmond, VA 23218

Dear Tom:

  This is in response to the proposal you made at our meeting on November 10, 1999 and in the letter you delivered to me late the same day.

  Our Board of Directors has given due consideration to your proposal and concluded that it is inconsistent with Shorewood's clear and successfully implemented strategic direction and not in the best interests of Shorewood's stockholders. After consulting with our legal and financial advisors, our Board has determined that our stockholders will benefit most if Shorewood continues to position itself as the premier supplier of high end folding cartons to a multinational customer base. Accordingly, I have been authorized to inform you that the Shorewood Board of Directors has unanimously and unequivocally rejected your proposal that we enter into negotiations for the acquisition of Shorewood by Chesapeake.

  Nevertheless, we continue to believe that an acquisition of Chesapeake by Shorewood, at a fair price and a significant premium to Chesapeake's current market value would be a step in the best interests of Chesapeake's stockholders, management, employees and customers. Moreover, we believe that the price of $40 per share, which we have proposed, would be embraced by Chesapeake's stockholders. That price would enable Chesapeake's stockholders to realize a valuation nearly equivalent to their company's all time market high and more than 30% above its current market value.

  Tom, we want to enter into an amicable, albeit arm's length, negotiated transaction with your company. Toward that end, we again propose that your Board authorize you to enter into negotiations with us, so that your stockholders may decide whether the proposal we have made is fair, reasonable and in their best interests. We believe, without having had an opportunity to do any due diligence other than with respect to publicly available documents, that $40 fully values Chesapeake's stock. I trust you will reconsider your position and respond so that we may further our mutual interests.

  Alternatively, we are willing to let Chesapeake's stockholders decide if our proposal is acceptable to them, whether or not your Board endorses the proposal. Therefore, if you and your Board are unwilling to enter into negotiations with us, we request that you remove the existing legal impediments to a Shorewood tender offer so that your stockholders may decide for themselves where their best interests lie.

  As you know, Shorewood has a shareholding in Chesapeake which, based on your most recent published information, is almost 5% of Chesapeake's outstanding common stock. If you make continued progress in your share repurchase program, Shorewood will become a 5% shareholder in your company, even if it does not increase its position. In any event, we believe it appropriate that Chesapeake's stockholders be made aware of the opportunity that Shorewood is seeking to provide and that they, as well as Shorewood's stockholders, be informed of your response to our proposal. To accomplish that, we are issuing the enclosed press release simultaneously with the delivery of this letter.

                                          Cordially,

                                          /s/ Marc P. Shore

                                          Marc P. Shore
                                          Chairman and Chief Executive Officer

  Also on November 18, 1999, the Company issued the following press release:

                                              CONTACTS:
                                              Shorewood Packaging
                                              Howard Liebman
                                              President & Chief Financial
                                              Officer
                                              (212) 371-1500
  FOR IMMEDIATE RELEASE
                                              Morgan-Walke Associates
                                              Investors: Robert P.
                                              Jones/Stephanie Prince
                                              Media: Jennifer Kirksey
                                              (212) 850-5600

                   SHOREWOOD PACKAGING CORPORATION PROPOSAL
                           TO CHESAPEAKE CORPORATION

NEW YORK, NY, November 18, 1999--Shorewood Packaging Corporation (NYSE:SWD) announced that Chesapeake Corporation's (NYSE:CSK) Board of Directors has rejected a proposal by Shorewood to enter into negotiations for the acquisition of Chesapeake with cash consideration of $40 per share, a premium of 41% over the market price when the proposal was made, 33% over yesterday's closing price and a valuation nearly equivalent to Chesapeake's all time market high, reached in July 1998, well before it announced its current stock buy-back program.

Shorewood stated that its proposal had been made to Chesapeake's Board of Directors on October 26, 1999 and rejected by Chesapeake on November 10, 1999. Chesapeake's rejection included a counterproposal that Chesapeake acquire Shorewood for cash consideration of $16.50 a share, a price well below Shorewood's trailing 12 month closing high. Shorewood's Board of Directors has rejected the counterproposal as being inconsistent with the company's strategic plan to position itself as the premier supplier of high end folding cartons to a multinational customer base, as well as failing to recognize Shorewood's value and the benefits that would be provided to Chesapeake's customers, employees and stockholders if Shorewood were to acquire Chesapeake.

Shorewood owned 809,000 Chesapeake shares or 4.62% of Chesapeake as of October 29, 1999, the date of Chesapeake's most recent 10-Q. Shorewood noted that Chesapeake's anti-takeover provisions have the practical effect of disenfranchising Chesapeake's shareholders. For example, Chesapeake's "dead hand poison pill" makes it difficult for Shorewood to present its proposal to Chesapeake's shareholders without the prior approval of Chesapeake's Board of Directors. Accordingly, Shorewood stated, although it is not currently contemplating a tender offer to Chesapeake's shareholders without the prior approval of Chesapeake's Board of Directors, it has requested Chesapeake's Board to redeem the "poison pill". If the "poison pill" and other protective provisions were removed, Shorewood would move promptly to bring its proposal directly to Chesapeake's stockholders. Additionally, together with its financial and legal advisors, Shorewood is considering other alternatives that would enable Chesapeake's stockholders to decide whether $40 a share is a fair price.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically identified by their inclusions of phrases such as "the Company anticipates," "the Company believes" and other phrases of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; political changes in international markets; raw material and other operating costs; costs of capital equipment; changes in foreign currency exchange rates; changes in business strategy or expansion plans; the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital; fluctuating interest rates and other factors referenced in this release and in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q.

  Also on November 18, 1999, Chesapeake issued the following press release:

Chesapeake Confirms Proposal to Acquire Shorewood for $16.50 Per Share in Cash

RICHMOND, Va., Nov. 18/PRNewswire/--Chesapeake Corporation (NYSE: CSK - news) today confirmed that it made a proposal to acquire Shorewood Packaging Corporation (NYSE: SWD - news) for $16.50 in cash per share, or in the aggregate, approximately $480 million in equity plus approximately $260 million in debt. This represents nearly a 40% premium over Shorewood's closing price on November 9, 1999, the day prior to Chesapeake's proposal. The transaction can be effected by Chesapeake immediately with its cash on hand and committed credit facilities, and is not subject to a financing condition.

Chesapeake noted that the company is prepared to commence immediate good faith negotiations on an exclusive basis with the objective of entering into a definitive merger agreement consistent with its proposal.

Thomas H. Johnson, president and chief executive officer of Chesapeake, said, "Chesapeake has been evaluating a possible acquisition of Shorewood since early 1998, as part of our ongoing strategy of building a global specialty packaging and merchandising company. We believe Chesapeake's acquisition of Shorewood would create, under Chesapeake's leadership, one of the world's premier specialty packaging and merchandising companies, enhancing Chesapeake's position as a leader in this segment and benefiting customers through one-stop shopping for complementary products.

"We at Chesapeake are continuing to pursue our strategic plan of redeploying our capital into appropriate acquisitions to further our growth and enhance shareholder value. We are currently in discussions with several other attractive acquisition candidates," Mr. Johnson continued.

"We believe that Shorewood's decision to make public its unsolicited proposal is the latest in a series of ill-conceived actions by Shorewood following Shorewood's unsuccessful attempt to acquire Field Group plc, which Chesapeake acquired in March 1999," concluded Mr. Johnson.

Chesapeake noted that its board of directors, in consultation with its financial advisors, Goldman, Sachs & Co. and Donaldson Lufkin & Jenrette, and legal advisor, Hunton & Williams, carefully considered Shorewood's unsolicited proposal and unanimously concluded that the proposal is inadequate and not in the best interests of Chesapeake's shareholders.

Chesapeake also noted that it has referred Shorewood's heretofore-undisclosed accumulation of Chesapeake stock to the Federal Trade Commission, requesting an investigation as to whether Shorewood has violated the Hart-Scott-Rodino Antitrust Improvements Act.

Chesapeake Corporation, headquartered in Richmond, Va., is primarily engaged in the manufacturing and sale of specialty packaging and point-of-purchase displays. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is http://www.cskcorp.com.

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

  On November 22, 1999, Mr. Johnson sent the following letter to each of the directors of the Company Board:

                                                              November 22, 1999

The Board of Directors
Shorewood Packaging Corporation
277 Park Avenue
New York, NY 10172

Ladies and Gentlemen:

We were disappointed to learn of your rejection of our fully-financed proposal to acquire Shorewood at $16.50 per share, representing a substantial premium to your current market price. We continue to believe that a combination of our businesses under Chesapeake's leadership would be in the best interests of our respective shareholders, employees and customers.

Your President, Mr. Liebman, was quoted in The Wall Street Journal as saying that you are prepared to consider an offer at the "right price." While we believe that our $16.50 proposal represents a full valuation, we wish to reiterate that we are prepared to commence immediate good faith negotiations regarding our proposal. Our offer is based on publicly available information, and we remain open to the possibility that we may be able to increase our offer with appropriate due diligence and access to your business plan. We also stand ready to discuss alternatives to an all-cash structure that may offer a tax-advantaged alternative for your shareholders.

Given the importance to your stockholders of our continued interest and our willingness to negotiate price and structure, we are issuing a press release today concerning the subject of this letter.

We look forward to your prompt response, and to commencing good faith negotiations regarding our proposal.

                                          Sincerely,

                                          /s/ Thomas H. Johnson
                                          Thomas H. Johnson

  Also on November 22, 1999, Chesapeake issued the following press release:

FOR IMMEDIATE RELEASE

                CHESAPEAKE SENDS LETTER TO SHOREWOOD DIRECTORS
            Indicates Willingness to Negotiate Price and Structure

(Richmond, VA--November 22, 1999) Thomas H. Johnson, President and CEO of Chesapeake Corporation (NYSE:CSK), today sent the following letter to each of the directors of Shorewood Packaging Corporation (NYSE:SWD) regarding Chesapeake's proposal to acquire Shorewood for $16.50 per share in cash:

                                                              November 22, 1999

The Board of Directors
Shorewood Packaging Corporation
277 Park Avenue
New York NY 10172

Ladies and Gentlemen:

We were disappointed to learn of your rejection of our fully-financed proposal to acquire Shorewood at $16.50 per share, representing a substantial premium to your current market price. We continue to believe that a combination of our businesses under Chesapeake's leadership would be in the best interests of our respective shareholders, employees and customers.

Your President, Mr. Liebman, was quoted in The Wall Street Journal as saying that you are prepared to consider an offer at the "right price." While we believe that our $16.50 proposal represents a full valuation, we wish to reiterate that we are prepared to commence immediate good faith negotiations regarding our proposal. Our offer is based on publicly available information, and we remain open to the possibility that we may be able to increase our offer with appropriate due diligence and access to your business plan. We also stand ready to discuss alternatives to an all-cash structure that may offer a tax-advantaged alternative for your shareholders.

Given the importance to your stockholders of our continued interest and our willingness to negotiate price and structure, we are issuing a press release today concerning the subject of this letter.

We look forward to your prompt response, and to commencing good faith negotiations regarding our proposal.

                                          Sincerely,

                                          /s/ Thomas H. Johnson
                                          Thomas H. Johnson

Johnson commented that he hoped Shorewood's board, upon receiving the letter, would realize the promising opportunities that could be created through a combination of the companies under Chesapeake's leadership. "Under our proposal, the combined company would have a strong balance sheet with financial and management capabilities to compete and grow globally. Chesapeake has a proven track record as a global consolidator with successful integration of acquired businesses."

Johnson continued, "Chesapeake Corporation's international strength is important, because we believe that global consolidation to offer multinational customers one-stop business solutions will drive our business in the next century. Chesapeake has an experienced international management team in place to operate a global packaging and merchandising company."

Johnson also cited Chesapeake's multiple leadership positions in specialty packaging and merchandising. "Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for colorful, litho-laminated packaging, a leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Our net sales for 1998 were $950.4 million and our net sales for 1999's first three quarters, ending September 30, are $916.8 million. We are clearly in a strong position to make the combination of our two businesses successful."

Chesapeake Corporation, headquartered in Richmond, Va., is primarily engaged in the manufacturing and sale of specialty packaging and point-of-purchase displays. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                      ###

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

  For media relations, call:                          For investor relations,
  Molly Remes                                         call:
  804-697-1110                                        William Tolley/Joel
                                                      Mostrom
                                                      804-697-1157/804-697-
                                                      1147

                           Joele Frank or Andy Brimmer
                           Abernathy MacGregor Frank
                           212-371-5999

  On November 26, 1999, Chesapeake entered into a stock purchase agreement (the "Purchase Agreement") with Ariel Capital Management, Inc. ("Ariel") pursuant to which Ariel agreed to use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's clients to sell 4,106,440 Shares, or approximately 14.9% of the Company's outstanding Shares, to Chesapeake at a purchase price of $17.25 per Share. Ariel also agreed that, if Chesapeake commenced a public tender offer for Shares at a purchase price that equaled or exceeded $17.25 per Share, then Ariel would use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's clients to tender such Shares in such tender offer and would execute any proxies or written consents in the form solicited by Chesapeake in any proxy or written consent solicitation commenced in connection with such tender offer. See Section 10--Stock Purchase Agreement.

  On November 29, 1999, Chesapeake issued the following press release:

FOR IMMEDIATE RELEASE

               CHESAPEAKE CORPORATION AGREES TO ACQUIRE 14.9% OF
                          SHOREWOOD PACKAGING SHARES

(Richmond, VA--November 29, 1999) Chesapeake Corporation (NYSE:CSK) today announced that it has agreed to purchase approximately 4.1 million shares, or 14.9%, of Shorewood Packaging Corporation's (NYSE:SWD) outstanding common stock from an institutional investor at a price of $17.25 per share. Chesapeake previously announced that it has made a fully financed proposal to Shorewood's directors to purchase Shorewood's shares at $16.50 per share, nearly a 40% premium over Shorewood's closing price on November 9, 1999, the day before Chesapeake's proposal was presented to Shorewood.

Thomas H. Johnson, president and chief executive officer of Chesapeake, said, "We are pleased with this agreement, which validates our view that Chesapeake's acquisition of Shorewood makes great sense for Shorewood's shareholders. We believe Chesapeake's acquisition of Shorewood would create, under Chesapeake's leadership, one of the world's premier specialty packaging and merchandising companies, enhancing Chesapeake's position as a leader in this segment and benefiting customers through one-stop shopping for complementary products.

"Chesapeake has a strong balance sheet with the management and financial capabilities to compete and grow globally. Chesapeake also has a proven track record as a global consolidator with successful integration of acquired businesses. We renew our offer to Shorewood's directors to meet and negotiate the terms of an acquisition of Shorewood by Chesapeake."

Closing of the purchase of the Shorewood shares is subject to completion of review of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act. Chesapeake will commence the time period of review by a filing to be made today. Additional information will be set forth in a Schedule 13D expected to be filed with the Securities and Exchange Commission today. Information in this release is qualified by reference to the information to be included in the Schedule 13D.

Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for colorful, litho-laminated packaging, the premiere European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging.

Chesapeake Corporation, headquartered in Richmond, Va., is primarily engaged in the manufacturing and sale of specialty packaging and merchandising services. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                      ###

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

  For media relations, call:                          For investor relations,
  Molly Remes                                         call:
  804-697-1110                                        William Tolley/Joel
                                                      Mostrom
                                                      804-697-1157/804-697-
                                                      1147

                           Joele Frank or Andy Brimmer
                           Abernathy MacGregor Frank
                           212-371-5999

  Also on November 29, 1999, the Company issued the following press release:

Shorewood Packaging Corporation Issues Statement

NEW YORK, Nov. 29 /PRNewswire/ -- Shorewood Packaging Corporation (NYSE: SWD -- news) remains committed to its $40 per share cash proposal to acquire Chesapeake. Given the unwillingness of Chesapeake's management and Board of Directors to consider Shorewood's proposal, Shorewood is continuing to explore options to enable Chesapeake's shareholders to consider the Shorewood proposal. Shorewood's proposal of $40 per share is significantly above the consensus one year price target for Chesapeake and also represents a 52-week high for the company.

Shorewood reiterated that it is not for sale and believes Chesapeake's actions to date are solely in response to the Shorewood premium cash proposal. Shorewood also believes that Chesapeake's actions reflect a reckless disregard for the best interests of their shareholders and do not reflect a careful evaluation of Shorewood or its business. Shorewood noted that it views Chesapeake's proposal to acquire Shorewood for $16.50 per share as grossly inadequate. That price is considerably below Shorewood's 52-week high and vastly below analysts' one-year price target for Shorewood, which range as high as $25 per share.

Finally, Shorewood noted that an institutional investor has agreed to sell 14.9% of Shorewood to Chesapeake for $17.25 per share. In a call to Shorewood, that investor informed Shorewood that its required regulatory filing will disclose that the institution, which invested in Shorewood at a low-cost basis, retains 100% of the upside with respect to those shares in the event of a sale to Chesapeake at a higher price. Given the terms of this arrangement, Shorewood does not believe the price to be paid by Chesapeake reflects fair value for Shorewood, and believes its own $40 per share offer for Chesapeake to represent superior value.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically identified by their inclusion of phrases such as "the Company anticipates," "the Company believes" and other phrases of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; political changes in international markets; raw material and other operating costs; costs of capital equipment; changes in foreign currency exchange rates; changes in business strategy or expansion plans; the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital; fluctuating interest rates and other factors referenced in this release and in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q.

  On November 30, 1999, Chesapeake and Purchaser filed a Schedule 13D with the SEC disclosing that Chesapeake had entered into an agreement to purchase 4,106,440 Shares, or approximately 14.9% of the Company's outstanding Shares, from the clients of Ariel for $17.25 per Share.

  On December 2, 1999, the Company filed a Current Report on Form 8-K with the SEC disclosing the adoption of the Bylaw Amendments.

  On December 3, 1999, Chesapeake and Purchaser commenced the Offer.

  On December 3, 1999, Chesapeake and Purchaser filed preliminary materials with the SEC to solicit consents from the stockholders of the Company in connection with the Consent Solicitation.

  On December 3, 1999, Chesapeake and Purchaser commenced a lawsuit in the Court of Chancery of the State of Delaware against the Company and the Company Board seeking, among other things, an order (i) declaring that the Company Board breached its fiduciary duties by adopting the Bylaw Amendments, (ii) declaring the Super Majority Bylaw and the Consent Record Date Bylaw void, and enjoining the Company Board from implementing the Super Majority Bylaw, the Consent Record Date Bylaw and the Bylaw Amendments as a whole, (iii) declaring that failure to redeem the Rights or to render the Rights inapplicable to the Offer and the Proposed Merger or to approve the Offer and the Proposed Merger would constitute a breach of the Company Board's fiduciary duties under Delaware law, (iv) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger, (v) declaring that failure to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL would constitute a breach of the Company Board's fiduciary duties under Delaware law, (vi) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL, (vii) enjoining the Company Board from taking any actions designed to impede or which have the effect of impeding the Offer, the Consent Solicitation or the Proposed Merger and declaring that any such actions would constitute a breach of the Company Board's fiduciary duties under Delaware law, and (viii) enjoining the Company Board from taking any actions to impede, or refuse to recognize the validity of, the Consent Solicitation.

  Also on December 3, 1999, Chesapeake and Purchaser commenced litigation against the Company in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that Chesapeake and Purchaser have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to the Offer and the Consent Solicitation.

  As of December 3, 1999, Chesapeake had agreed to purchase 4,106,440 Shares pursuant to the Purchase Agreement and Purchaser was the record holder of an aggregate of 100 Shares. A broker-dealer purchased such Shares in open-market purchases for the account of Purchaser.

  Schedule B attached hereto sets forth all transactions in Shares that were effected by Purchaser, Chesapeake or, to the best knowledge of Purchaser, any of the persons listed in Schedule A attached hereto, or any associate or majority owned subsidiary of Purchaser, Chesapeake or any other person so listed during the past 60 days. Except as described in this Offer to Purchase (including Schedule B attached hereto), none of Purchaser, Chesapeake or, to the best knowledge of Purchaser, any of the persons listed in Schedule A attached hereto, or any associate or majority owned subsidiary of Purchaser, Chesapeake or any of the persons so listed, beneficially owns any equity security of the Company, and none of Purchaser, Chesapeake or, to the best knowledge of Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. Purchaser and Chesapeake disclaim beneficial ownership of any Shares owned by any pension plan of Chesapeake or any affiliate of Chesapeake.

  Except as described in this Offer to Purchase and other than for ordinary course intercompany inventory purchases and sales not material to the Company, Chesapeake or its affiliates, as of the date hereof (a) there have not been any contacts, transactions or negotiations between Purchaser or Chesapeake, any of their respective subsidiaries or, to the best knowledge of Purchaser, any of the persons listed in Schedule A attached hereto, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) none of Purchaser, Chesapeake or, to the best knowledge of Purchaser, any of the persons listed in Schedule A attached hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company. During the Offer, Purchaser and Chesapeake intend to have ongoing contacts with the Company and its directors, officers and stockholders.

Stock Purchase Agreement

  On November 26, 1999, Chesapeake and Ariel entered into the Purchase Agreement pursuant to which Ariel agreed to use its best efforts as investment advisor to exercise its discretionary authority to cause Ariel's clients to sell to Chesapeake an aggregate of 4,106,440 Shares (the "Purchased Shares"), representing approximately 14.9% of the Company's outstanding Shares, at a purchase price of $17.25 per Share, or approximately $70,836,000 in the aggregate. The Purchase Agreement is conditioned on the satisfaction of the requirements of the HSR Act and that the transaction not be subject to any adverse litigation or governmental proceeding. The closing for the transaction contemplated in the Purchase Agreement (the "Closing") is expected to occur on the second business day following the satisfaction of the conditions.

  If, on the proposed Closing date, Chesapeake's proposed purchase of the Purchased Shares would not then be permitted under Rule 10b-13 promulgated under the Exchange Act (because Chesapeake has commenced a public tender offer for Shares that has not terminated or expired as of that date), the Closing date will be postponed as necessary to permit closing in compliance with such Rule.

  The Purchase Agreement provides that if, prior to Closing, Chesapeake or any of its affiliates commences a public tender offer for Shares of the Company at a purchase price that equals or exceeds $17.25 per Share, then Ariel agrees to use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's clients to: (i) tender the Purchased Shares in such tender offer; and (ii) execute proxies or written consents in the form solicited by Chesapeake or any of its affiliates in any proxy or written consent solicitation commenced in connection with such tender offer.

  If, within one year following the Closing date, Chesapeake, directly or indirectly, acquires a majority of the outstanding Shares of the Company pursuant to a tender offer, merger, consolidation, business combination or other similar transaction, then Chesapeake will pay each Ariel client 100% of the excess, if any, of the per Share consideration paid by Chesapeake in such transaction over $17.25, multiplied by the number of Shares purchased by Chesapeake from such Ariel client pursuant to the Purchase Agreement. If, within one year following the Closing date, any third party not affiliated with either Chesapeake or Ariel, directly or indirectly, acquires a majority of the outstanding Shares of the Company pursuant to a tender offer, merger, consolidation, business combination or other similar transaction, then Chesapeake will pay each Ariel client the sum of (i) 100% of the excess, if any, of the highest per share consideration offered by Chesapeake in any public tender offer for Shares (the "Highest Chesapeake Price") over $17.25 per Share, plus (ii) 50% of the excess, if any, of the per

Share consideration paid by such third party over the Highest Chesapeake Price, multiplied by the number of Shares purchased by Chesapeake from such Ariel client pursuant to the Purchase Agreement.

  If, prior to the Closing, Chesapeake's purchase of 4,106,440 Shares would result in Chesapeake becoming (i) an "Acquiring Person" as defined in the Rights Agreement, or (ii) an "interested stockholder" within the meaning of
Section 203, the number of Shares to be purchased under the Purchase Agreement shall be reduced to one Share less than the number of Shares that, if purchased, would cause Chesapeake to be deemed (A) an "Acquiring Person" as defined in the Rights Agreement, or (B) an "interested stockholder" within the meaning of Section 203.

  If prior to the Closing, a Distribution Date shall have occurred within the meaning of the Rights Agreement, Ariel's clients will sell to Chesapeake all of the Rights associated with the Purchased Shares.

  The foregoing description of the Purchase Agreement is qualified by and subject to the terms of the Purchase Agreement. A copy of the Purchase Agreement has been filed as Exhibit c(1) to the Schedule 14D-1 and is incorporated herein by reference.

11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; THE PROPOSED MERGER.

  Purpose. The purpose of the Offer is to acquire for cash a majority of the outstanding Shares of, and ultimately the entire equity interest in, the Company. Purchaser currently intends, as soon as practicable upon consummation of the Offer, to propose and seek to have the Company effect the Proposed Merger, pursuant to which each then outstanding Share (other than Shares held by the Company in treasury, or owned by Chesapeake, Purchaser or any other wholly owned subsidiary of Chesapeake, or Shares, if any, that are held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) would be converted pursuant to the terms of the Proposed Merger into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest.

  On December 3, 1999, Chesapeake filed the Consent Solicitation materials with the SEC, which, in definitive form, will be mailed to stockholders of the Company after completion of review by the staff of the SEC and receipt from the Company of a current stockholder list. The Consent Solicitation requests stockholders of the Company to, among other things, amend the Company's bylaws to remove the provision establishing a staggered Company Board, remove the entire Company Board, reduce the size of the Company Board to three members and fill the newly created vacancies on the Company Board with the Nominees. Chesapeake and Purchaser expect that, subject to their fiduciary duties under applicable law, the Nominees would redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approve the Offer and the Proposed Merger under Section 203, which would satisfy the Rights Condition and the Section 203 Condition, and take such other actions as may be required to expedite the prompt consummation of the Offer and the Proposed Merger. The Consent Solicitation will be made pursuant to separate consent solicitation materials.

  This Offer does not constitute a solicitation of proxies or consents. Any such solicitation will be made pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

  Chesapeake and Purchaser are prepared to commence immediate good faith negotiations with the Company Board regarding the possibility of increasing the Offer after appropriate due diligence and access to the Company's business plan, as well as the possibility of utilizing alternatives to an all-cash structure that could offer tax advantages to certain of the Company's stockholders. Accordingly, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased and the Offer Price) at any time, including in the event it enters into a merger agreement with the Company or it negotiates a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash.

  In the event that Chesapeake is unable to negotiate a definitive merger agreement with the Company and, pursuant to the Offer, Purchaser acquires Shares which, together with Shares beneficially owned by Purchaser and its affiliates, constitute at least 90% of the outstanding Shares, Chesapeake currently intends to transfer (and cause any such affiliates to transfer) the Shares owned by Chesapeake and any such affiliates to Purchaser to permit Purchaser to consummate a "short-form" merger pursuant to Section 253 of the DGCL. Section 253 of the DGCL provides that if Purchaser owns at least 90% of the outstanding Shares, Purchaser may merge the Company into itself by executing, acknowledging and filing, in accordance with Section 103 of the DGCL, a certificate of such ownership and merger setting forth a copy of the resolution of Purchaser's board of directors to so merge (including a statement of the terms and conditions of the merger and the consideration to be paid by Purchaser upon surrender of Shares not owned by Purchaser) and the date of its adoption. Under Section 253 of the DGCL, such a merger of the Company with Purchaser would not require the approval or any other action on the part of the Board of Directors or the stockholders of the Company. Therefore, if at least 90% of the outstanding Shares are acquired pursuant to the Offer or otherwise, Purchaser will be able to, and intends to, effect the Proposed Merger without a meeting of holders of Shares.

  If Purchaser purchases a sufficient number of Shares to satisfy the Minimum Tender Condition, but does not purchase a sufficient number of Shares to effect a "short-form" merger, Purchaser currently intends to seek to effect a merger of Purchaser with the Company pursuant to Section 251 of the DGCL. Under the Company's Certificate of Incorporation and the DGCL, approval of the Board of Directors of the Company and a vote of at least a majority of the outstanding Shares of the Company entitled to vote thereon would be required to approve such a merger. If the Minimum Tender Condition is satisfied Purchaser would have a sufficient number of votes to effect the shareholder approval of a merger pursuant to Section 251 of the DGCL, which approval could be effected by a vote at a meeting of shareholders or by written consent. Approval of such a merger would nonetheless also require the approval of the Company Board.

  Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) of a Delaware corporation from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with such corporation for three years following the date such person became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the Board of Directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock ownership plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
(iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  Section 203 provides that during such three-year period the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including without limitation: (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (iii) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  There can be no assurance that the Company Board will approve the acquisition of Shares pursuant to the Offer and the Proposed Merger for purposes of Section 203. If the Nominees are elected, the Nominees will consider, consistent with their fiduciary duties to the Company and its stockholders under applicable law, whether to approve the Offer and the Proposed Merger under Section 203, which would satisfy the Section 203 Condition, and take such other actions as may be required to expedite the prompt consummation of the Offer and the Proposed Merger. Chesapeake and Purchaser expect that, subject to their fiduciary duties under applicable law, the Nominees would approve the Offer and the Proposed Merger under Section 203, which would satisfy the Section 203 Condition, and take such other actions as may be required to expedite the prompt consummation of the Offer and the Proposed Merger. See "Introduction."

  The Offer is conditioned upon the acquisition of Shares pursuant to the Offer and the Proposed Merger being approved pursuant to Section 203 or Chesapeake being satisfied in its sole discretion that the provisions of
Section 203 are invalid or inapplicable to the acquisition of Shares pursuant to the Offer and the Proposed Merger.

  Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, each holder of Shares whose Shares are to be converted in the Proposed Merger and who has neither voted in favor of the Proposed Merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of such stockholder's Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Proposed Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

  If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such stockholder's right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the merger consideration pursuant to the Proposed Merger.

  The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

  Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

  Rule 13e-3. The Proposed Merger would have to comply with any applicable Federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. Purchaser does not believe that Rule 13e-3 will be applicable to the Proposed Merger unless the Proposed Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Proposed Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Proposed Merger.

  Rights Agreement. Set forth on Schedule C attached hereto is a summary description of the Rights as included in the Company's Registration Statement on Form 8-A dated June 8, 1995.

  The Offer is conditioned, among other things, on the Rights Condition being satisfied. See Introduction and Section 13. Chesapeake has requested that the Company Board redeem the Rights or otherwise take action to render the Rights inapplicable to the Offer and the Proposed Merger, in order to allow stockholders the opportunity to receive the consideration offered pursuant to the Offer. As described in Section 15, Purchaser has commenced litigation against the Company and its directors seeking, among other things, an order enjoining those defendants from implementing the Rights Agreement with respect to the Offer and requiring them to redeem the Rights. Unless the Rights Condition shall have been satisfied, stockholders will be required to tender all Rights associated with each share of Common Stock tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in
Section 3. Unless separate certificates for the Rights are issued, a tender of shares of Common Stock will also constitute a tender of the associated Rights. If the Nominees are elected, the Nominees will consider, consistent with their fiduciary duties to the Company and its stockholders under applicable law, whether to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), which would satisfy the Rights Condition and take such other actions as may be required to expedite the prompt consummation of the Offer and the Proposed Merger. Chesapeake and Purchaser expect that, subject to their fiduciary duties under applicable law, the Nominees would redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and take such other actions as may be required to expedite the prompt consummation of the Offer and the Proposed Merger. See "Introduction" and Section 1.

12. SOURCE AND AMOUNT OF FUNDS.

  Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by Purchaser) on a fully diluted basis pursuant to the Offer and the Proposed Merger and to pay related fees and expenses will be approximately $525 million. Purchaser intends to obtain all funds needed for the Offer and the Proposed Merger through a capital contribution or a loan from Chesapeake. Chesapeake plans to provide the funds for such capital contribution or loan from its available cash and working capital and pursuant to the Credit Facilities described below. At September 30, 1999, Chesapeake had short-term cash and investments of approximately $36.06 million and working capital of approximately $139.5 million.

  Chesapeake has entered into a commitment letter dated November 10, 1999, and accepted and agreed to by Chesapeake on December 2, 1999 (the "Commitment Letter"), with First Union National Bank (the "Bank") and First Union Securities, Inc., an affiliate of the Bank ("FUS"). Pursuant to the Commitment Letter, the Bank has committed to provide to Chesapeake, subject to the terms and conditions stated in the Commitment Letter and the Summary of Terms and Conditions attached thereto (the "Term Sheet"), (1) a 90-day senior secured short-term bridge credit facility of up to $750,000,000 (the "Tender Offer Facility"), and (2) senior secured credit facilities of up to $750,000,000 (the "Take Out Facilities"), comprised of (i) an 18-month term loan facility of $150,000,000 (the "18-Month Facility"), (ii) a five-year term loan facility of $200,000,000 (the "Term Loan A Facility"), (iii) a six-year term loan facility of $250,000,000 (the "Term Loan B Facility," and together with the 18-Month Facility and the Term Loan A Facility, the "Term Loan Facilities"), and (iv) a five-year revolving credit facility of $150,000,000 (the "Revolving Credit Facility"). The Tender Offer Facility and the Take Out Facilities (collectively, the "Credit Facilities") initially will be underwritten by the Bank, and FUS will serve as the sole lead arranger and sole book runner to syndicate all or part of the Credit Facilities to financial institutions selected by FUS.

  The proceeds of the Tender Offer Facility may be used by Chesapeake to purchase the Shares pursuant to the Offer, to refinance certain debt of Chesapeake and the Company and to pay certain costs and expenses relating to the Offer and the Tender Offer Facility. The proceeds of the Term Loan Facilities may be used to provide for cash payments upon consummation of the Proposed Merger with respect to Shares not tendered and purchased pursuant to the Offer, to refinance the Tender Offer Facility and to refinance certain indebtedness. The proceeds of the Revolving Credit Facility may be used to refinance the Tender Offer Facility, to finance capital expenditures and certain permitted acquisitions, to refinance certain indebtedness, to pay certain costs and expenses related to the Credit Facilities and the Offer, and for working capital and general corporate purposes. The initial borrowing under the Tender Offer Facility will be subject to the satisfaction of certain conditions, including the valid tender of not less than a majority of the outstanding Shares, the absence of any legal prohibitions to a merger between Purchaser and the Company, no material changes to the Offer without the consent of the Bank, and satisfaction of all material terms and conditions of the Offer. The initial borrowing under the Take Out Facilities will be subject to the satisfaction of certain conditions, including the consummation of the Proposed Merger.

  Under the Credit Facilities, Chesapeake will have the option of borrowing funds at variable interest rates based either on a base rate of interest or LIBOR (grossed up for statutory reserve requirements), plus, in each case, a variable applicable margin. Interest on loans based on a base rate of interest ("Base Rate Loans") will be payable at the higher of the base rate of interest charged by the Bank and the federal funds rate plus .50%. Interest on a loan based on LIBOR ("LIBOR Loans") will be payable at the rate at which eurodollar deposits in U.S. dollars are offered by the Bank in the London interbank market in the same amount and for the same duration as the LIBOR Loan to be made by the Bank. The applicable margin for Base Rate Loans will vary from 1.50% to 2.25% and for LIBOR Loans will vary from 2.50% to 3.25%. In addition, Chesapeake will be required to pay certain commitment and agency fees in the amounts and on the dates set forth in a confidential fee letter dated November 10, 1999, among Chesapeake, the Bank and FUS.

  Each of the material direct and indirect subsidiaries of Chesapeake will guarantee the Credit Facilities. The Credit Facilities will be secured by a security interest in all material assets of Chesapeake and its subsidiaries, including the stock of the material subsidiaries. After the 18-Month Facility has been repaid, the guaranties and the security interests may be released if Chesapeake achieves a debt to EBITDA ratio to be mutually determined by the Bank and Chesapeake, or Chesapeake achieves an investment grade rating on its senior unsecured unsupported long-term debt.

  The documents governing the Credit Facilities will contain representations, warranties, conditions to borrowing, covenants (including financial covenants comprised of an EBITDA to interest coverage ratio, a Debt to EBITDA Ratio and a limitation on capital expenditures) and events of default customary for facilities of this nature.

  The foregoing description of the terms and conditions of the Credit Facilities is qualified in its entirety by reference to the Commitment Letter and the Term Sheet, which have been filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 and are incorporated herein by reference.

  No final decisions have been made concerning the method Chesapeake will employ to repay its borrowings incurred to consummate the Offer. These decisions, when made, will be based on Chesapeake's review from time to time of the advisability of particular actions, as well as on prevailing interest rates, stock market and financial and other economic conditions. Furthermore, of course, there can be no assurance that Chesapeake will be able to utilize any one or more of the repayment options or as to the amount that will be available under any of them.

13. CERTAIN CONDITIONS OF THE OFFER.

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment and, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c), Purchaser shall not be required to pay for any Shares, may postpone the acceptance for payment of, or payment for, tendered Shares, and may, in its sole discretion, extend, terminate or amend the Offer as to any Shares not then accepted for payment if the Minimum Tender Condition, the Section 203 Condition, the Rights Condition or the Antitrust Condition has not been satisfied or, on or after the date of this Offer to Purchase and at or prior to the Expiration Date, any of the following events shall occur:

    (a) there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Purchaser of the Shares, seeks to restrain, delay or prohibit the consummation of the Offer or the transactions contemplated by the Offer, the Proposed Merger or other subsequent business combination or, seeks to obtain any material damages or otherwise directly or indirectly relates to the transactions contemplated by the Offer, the Proposed Merger or other subsequent business combination, or, seeks to impose voting, procedural, price or other requirements, in addition to those required by the federal securities laws or the DGCL (each as in effect on the date of this Offer to Purchase), (ii) which seeks to prohibit or impose material limitations on Chesapeake's or Purchaser's acquisition, ownership or operation of all or any portion of their or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the Shares (including, without limitation, the right to vote the Shares purchased by them, on an equal basis with all other Shares, on all matters presented to the stockholders of the Company), or seeks to compel Chesapeake or Purchaser to dispose of or hold separate all or any portion of their own or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer, the Proposed Merger or other subsequent business combination, (iii) which in the sole judgment of Purchaser is reasonably likely to materially adversely affect the Company, Chesapeake or Purchaser, or any of their respective affiliates or subsidiaries (such an effect, an "Adverse Effect"), or result in a material diminution in the value of the Shares or the benefits expected to be derived by Chesapeake or Purchaser as a result of the transactions contemplated by the Offer and the Proposed Merger (such a diminution, a "Diminution in Value"); or (iv) which seeks to impose any condition to the Offer or the Proposed Merger unacceptable to Chesapeake or Purchaser; or

    (b) other than the waiting periods that must expire or otherwise terminate in satisfaction of the Antitrust Condition, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed to become applicable to the Offer, the Proposed Merger or the transactions contemplated by the Offer or other subsequent business combination that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

    (c) any change (or any condition, event or development involving a prospective change) shall have occurred that has or in the sole judgment of Purchaser is reasonably likely to have a materially adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, or Chesapeake or Purchaser shall have become aware of any fact that has or in the sole judgment of Purchaser is reasonably likely to have an Adverse Effect or results or in the sole judgment of Purchaser is reasonably likely to result in a Diminution in Value; or

    (d) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or abroad, (vi) a general decline in the market prices of securities of publicly-traded United States companies in the packaging industry or (vii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or

    (e) other than the redemption of the Rights, the Company or any subsidiary of the Company shall have (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock other than sales or issuances pursuant to employee stock options disclosed in the Company's publicly available filings with the SEC prior to, and outstanding on, November 10, 1999 (in accordance with the then-existing terms thereof) of any class (including, without limitation, the Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, (B) any other securities in respect of, in lieu of or in substitution for Common Stock outstanding on November 10, 1999 (in accordance with the then-existing terms thereof) or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding shares of Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of Common Stock or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security,
  (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business consistent with past practice, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of the Company that might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value; or

    (f) the Company or any of its subsidiaries shall have amended or proposed or authorized any amendment to its respective certificate of incorporation or bylaws or similar organizational documents or Purchaser shall have learned that the Company or any of its subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC; or

    (g) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including the Company or its subsidiaries), or it shall have been publicly disclosed or Purchaser shall have learned that (i) any person (including the Company or its subsidiaries), entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall, other than for bona fide arbitrage purposes, have acquired or proposed to acquire more than five percent of the outstanding Shares, or shall have been granted any option or right, conditional or otherwise, to acquire more than five percent of the outstanding Shares, other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the SEC) such ownership on or prior to November 10, 1999, (ii) any such person, entity or group who has publicly disclosed any such ownership of more than five percent of the outstanding Shares prior to such date shall have acquired or proposed to acquire additional Shares constituting more than one percent of the outstanding Shares, or shall have been granted any option or right to acquire more than one percent of the outstanding Shares; (iii) any new group was, or is, formed which beneficially owns more than five percent of the outstanding Shares; (iv) any person, entity or group shall have entered into a definitive agreement or an agreement in principal or made a proposal with respect to a tender offer or exchange offer for some portion or all of the outstanding Shares or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business consistent with past practice) with or involving the Company or any of its affiliates or subsidiaries; or (v) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or assets or securities of the Company; or

    (h) the Company and Chesapeake or Purchaser shall have reached an agreement or understanding that the Offer be terminated or amended or Purchaser or Chesapeake (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or similar business combination, or purchase of Shares or assets of the Company; or

    (i) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has or might have an Adverse Effect or results or might result in a Diminution in Value; or

    (j) the Company or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise affected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger; or

    (k) (1) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its started due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger or (2) any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is or may have an Adverse

  Effect or a Diminution In Value (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Chesapeake of control of the Company);

which in the sole judgment of Chesapeake and Purchaser with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of Chesapeake and Purchaser and may be asserted by Chesapeake or Purchaser regardless of the circumstances (including any action or inaction by Chesapeake or Purchaser) giving rise to any such conditions or may be waived by Chesapeake or Purchaser in whole or in part at any time and from time to time in its sole discretion. The determination as to whether any condition has occurred shall be in the sole judgment of Chesapeake and Purchaser and will be final and binding on all parties. The failure by Chesapeake or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

14. DIVIDENDS AND DISTRIBUTIONS.

  If, on or after the date of this Offer to Purchase, the Company should (1) split, combine or otherwise change the Shares or its capitalization, (2) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (3) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as of the date of the Offer to Purchase, then, subject to the provisions of Section 13 above, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the price per Share to be paid pursuant to the Offer and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

  If, on or after the date of this Offer to Purchase, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions of Section 13 above, (1) the offer price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (2) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by Purchaser in its sole discretion.

15. CERTAIN LEGAL MATTERS.

  General. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, Chesapeake and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's or Chesapeake's business or that certain parts of the Company's or Chesapeake's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 13.

  Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser is subject to these requirements. See Section 2 as to the effect of the HSR Act on the timing of Purchaser's obligation to accept Shares for payment.

  Pursuant to the HSR Act, Chesapeake expects to file a Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer and the Proposed Merger with the Antitrust Division and the FTC on December 3, 1999. Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following the filing by Chesapeake. Accordingly, the waiting period under the HSR Act is expected to expire at 11:59 p.m., New York City time, on December 18, 1999, unless early termination of the waiting period is granted or Chesapeake receives a request for additional information or documentary material prior thereto. Pursuant to the HSR Act, Chesapeake has requested early termination of the waiting period applicable to the Offer. There can be no assurances given, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Chesapeake, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Chesapeake with such request unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Thereafter, the waiting period could be extended only by agreement or by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act, except by agreement or by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to the Company will extend the waiting period.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Chesapeake, the Company or any of their respective subsidiaries. Private parties and state attorneys general may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 13 for certain conditions to the Offer that could become applicable in the event of such a challenge.

  The acquisition of Shares by Purchaser pursuant to the Offer may be subject to antitrust laws or merger control regulations in Canada, the European Union, member states of the European Union, and other foreign jurisdictions. Such laws or regulations may require notification with respect to the Offer and impose a mandatory waiting period similar to or in excess of the requirements of the HSR Act.

  Foreign Approvals. The Company Form 10-K indicates that the Company and certain of its subsidiaries own property or conduct business in various foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer. There can be no assurance that Chesapeake will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or non-compliance will not have a material adverse effect on the financial condition, properties, business, results of operations or prospects of the Company and its subsidiaries taken as a whole or impair Chesapeake, Purchaser or the Company or any of their respective affiliates, following consummation of the Offer or Proposed Merger, to conduct any material business or operations in any jurisdiction where they are now being conducted. See Section 13 for certain conditions to the Offer that could become applicable in the event that any such foreign approvals give rise to the above described effects.

  State Takeover Laws. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquiror of "Control Shares" (ones representing ownership in excess of certain voting power thresholds: e.g., 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders. In BNS Inc. v. Koppers Co., the United States District Court for the District of Delaware upheld the constitutionality of
Section 203, finding that it did not impermissibly impede interstate commerce in violation of the Commerce Clause.

  Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company Board has not approved the acquisition of Shares by Chesapeake or Purchaser pursuant to the Offer or the Proposed Merger and, therefore, Section 203 of the DGCL is applicable to the Offer and the Proposed Merger. See Section 11.

  The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Proposed Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Proposed Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Proposed Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Proposed Merger, and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Proposed Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Proposed Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. See
Section 13.

  Litigation. On December 3, 1999, Chesapeake and Purchaser commenced a lawsuit in the Court of Chancery of the State of Delaware against the Company and the Company Board seeking, among other things, an order (i) declaring that the Company Board breached its fiduciary duties by adopting the Bylaw Amendments, (ii) declaring the Super Majority Bylaw and the Consent Record Date Bylaw void, and enjoining the Company Board from implementing the Super Majority Bylaw, the Consent Record Date Bylaw and the Bylaw Amendments as a whole, (iii) declaring that failure to redeem the Rights or to render the Rights inapplicable to the Offer and the Proposed Merger or to approve the Offer and the Proposed Merger would constitute a breach of the Company Board's fiduciary duties under Delaware law, (iv) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger, (v) declaring that failure to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL would constitute a breach of the Company Board's fiduciary duties under Delaware law, (vi) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL, (vii) enjoining the Company Board from taking any actions designed to impede or which have the effect of impeding the Offer, the Consent Solicitation or the Proposed Merger and declaring that any such actions would constitute a breach of the Company Board's fiduciary duties under Delaware law, and (viii) enjoining the Company Board from taking any actions to impede, or refuse to recognize the validity of, the Consent Solicitation.

  Also on December 3, 1999, Chesapeake and Purchaser commenced litigation against the Company in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that Chesapeake and Purchaser have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to the Offer and the Consent Solicitation.

16. FEES AND EXPENSES.

  Goldman Sachs and DLJ have been engaged as co-financial advisors and Co-Dealer Managers in connection with the Offer. Each will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Additionally, Purchaser and Chesapeake have agreed to indemnify Goldman Sachs and DLJ against certain liabilities and expenses in connection with the Offer and the Proposed Merger, including liabilities under the federal securities laws. Each of the Co-Dealer Managers has rendered various investment banking and other advisory services to Chesapeake and its affiliates in the past and is expected to continue to render such services in the future, for which each has received and will continue to receive customary compensation from Chesapeake and its affiliates. In the ordinary course of business, each of the Co-Dealer Managers and their affiliates may actively trade or hold Shares for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in Shares.

  Purchaser has also retained D.F. King & Co., Inc., to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses. Purchaser will also indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

  Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

  Neither Purchaser nor Chesapeake will pay any fees or commissions to any broker or dealer or other persons for soliciting tenders of Shares pursuant to the Offer (other than the fees of the Co-Dealer Managers, the Information Agent and the Depositary). Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS.

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

  Neither Purchaser nor Chesapeake is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

  Purchaser and Chesapeake have filed with the SEC a Statement on Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in
Section 8.

  No person has been authorized to give any information or make any representation on behalf of Chesapeake or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                                                 Sheffield,
                                                                  Inc.

December 3, 1999

                                                                     SCHEDULE A

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                          OF CHESAPEAKE AND PURCHASER

  The following tables set forth the name, business address, principal occupation and material positions held within the past five years of each director and executive officer of Chesapeake and Purchaser. Each person has a business address at 1021 East Cary Street, Richmond, Virginia 23218-2350, and is a citizen of the United States unless a different business address or citizenship is indicated under his or her name.

          Directors and Executive Officers of Chesapeake Corporation

                                                       Present Principal Occupation and
Name and Citizenship           Office(s)             Employment During the Last Five Years
--------------------  ---------------------------  ----------------------------------------
Robert L. Hintz       Director                     Chairman of the Board, R.L. Hintz and
                                                   Associates, a management services
                                                   consulting firm (since 1988); Director
                                                   of Arch Coal, Inc., Reynolds Metals
                                                   Company and Scott & Stringfellow
                                                   Financial, Inc.

Thomas H. Johnson     Director, President & Chief  President & Chief Executive Officer of
                      Executive Officer            Chesapeake Corporation (since 1997);
                                                   former Vice Chairman (1996-1997) and
                                                   President and Chief Executive Officer
                                                   (1989-1996), Riverwood International
                                                   Corporation, a forest products and
                                                   packaging company.

James E. Rogers       Director                     President, SCI Investors, Inc., a
                                                   private equity investment firm (since
                                                   1993); Director of Owens & Minor, Inc.,
                                                   Carustar Industries, Inc. and Wellman,
                                                   Inc.

John W. Rosenblum     Director                     Dean, Jepson School of Leadership
                                                   Studies, University of Richmond (since
                                                   1996); former Tayloe Murphy Professor of
                                                   Business Administration (1993-1996),
                                                   Darden Graduate School of Business
                                                   Administration, University of Virginia;
                                                   Director of Cadmus Communications
                                                   Corporation, Comdial Corporation, Cone
                                                   Mills Corporation and Grantham, Mayo,
                                                   van Otterloo, LLP.

Frank S. Royal        Director                     Physician (since 1969); Director of
                                                   Columbia/HCA Healthcare Corporation, CSX
                                                   Corporation, Dominion Resources, Inc.
                                                   and SunTrust Banks, Inc.

Wallace Stettinius    Director                     Retired (since 1995); former Chairman of
                                                   the Board, Cadmus Communications
                                                   Corporation, a graphic communications
                                                   holding company; Director of Cadmus
                                                   Communications Corporation.

                                                      Present Principal Occupation and
Name and Citizenship           Office(s)            Employment During the Last Five Years
--------------------  --------------------------- ----------------------------------------
Richard G. Tilghman   Director                    Chairman of the Board, Chief Executive
                                                  Officer and Director, Crestar Financial
                                                  Corporation, a bank holding company
                                                  (since 1985); Vice Chairman of the
                                                  Board, Executive Vice President and
                                                  Director, SunTrust Banks, Inc., a bank
                                                  holding company.

Joseph P. Viviano     Director                    Vice Chairman (1999) and Director,
                                                  Hershey Foods Corporation, a
                                                  manufacturer of confectionery products,
                                                  and former President and Chief Operating
                                                  Officer (1993-1998), Hershey Foods
                                                  Corporation; Director of Harsco
                                                  Corporation, Huffy Corporation and R.J.
                                                  Reynolds Tobacco Holdings, Inc.

Harry H. Warner       Director                    Chairman of the Board (Non-executive) of
                                                  Chesapeake Corporation (since 1998);
                                                  Financial Consultant; Director of Allied
                                                  Research Corporation and Pulaski
                                                  Furniture Corporation.

Hugh V. White, Jr.    Director                    Senior Counsel, Hunton & Williams,
                                                  Chesapeake Corporation's principal law
                                                  firm (since 1999); Partner, Hunton &
                                                  Williams (1969-1999); Director of
                                                  Pulaski Furniture Corporation.

J.P. Causey Jr.       Senior Vice President,      Senior Vice President, Secretary &
                      Secretary & General Counsel General Counsel (since 1995); Vice
                                                  President, Secretary & General Counsel
                                                  (1986-1995); Director of C&F Financial
                                                  Corporation.

Keith Gilchrist       Executive Vice President--  Executive Vice President--European
 (a United Kingdom    European Packaging          Packaging (since 1999); Chief Executive,
 citizen)                                         Field Group plc (since 1993).

Andrew J. Kohut       Senior Vice President--     Senior Vice President, Strategic
                      Strategic Development       Business Development (since 1998); Group
                                                  Vice President--Display & Packaging
                                                  (1996- 1998); Group Vice President--
                                                  Finance & Strategic Development & Chief
                                                  Financial Officer (1995-1996); Vice
                                                  President--Finance and Chief Financial
                                                  Officer (1991-1995).

Octavio Orta          Executive Vice President--  Executive Vice President--Display &
                      Display and Packaging       Packaging (since 1998); Senior Vice
                                                  President, Coated Board Sales and
                                                  Packaging Operation Group, Riverwood
                                                  International Corporation (1995-1998);
                                                  Senior Vice President Europe and
                                                  Asia/Pacific, Riverwood International
                                                  Corporation (1993-1995).

                                                            Present Principal Occupation and
Name and Citizenship              Office(s)               Employment During the Last Five Years
--------------------  --------------------------------- ----------------------------------------
Robert F. Schick      Senior Vice President--           Senior Vice President--Containers (since
                      Containers                        1998); President, Chesapeake Packaging
                                                        Co. (since 1996); Vice President,
                                                        Chesapeake Packaging Co. (1994-1996).

Thomas A. Smith       Vice President--                  Vice President--Human Resources &
                      Human Resources                   Assistant Secretary (since 1987).

William T. Tolley     Senior Vice President--           Senior Vice President--Finance & Chief
                      Finance & Chief Financial Officer Financial Officer (since 1998); Group
                                                        Vice President--Finance & Chief
                                                        Financial Officer (1996-1998); Vice
                                                        President, Finance and Logistics, Chief
                                                        Financial Officer, North American
                                                        Operations, Carrier Corporation (1994-
                                                        1996).

              DIRECTORS AND EXECUTIVE OFFICERS OF SHEFFIELD, INC.

                                                    Present Principal Occupation and
Name and Citizenship          Office(s)           Employment During the Last Five Years
--------------------  ------------------------- ----------------------------------------
Thomas H. Johnson     President                 President & Chief Executive Officer of
                                                Chesapeake Corporation (since 1997);
                                                former Vice Chairman (1996-1997) and
                                                President and Chief Executive Officer
                                                (1989-1996), Riverwood International
                                                Corporation, a forest products and
                                                packaging company.

J.P. Causey Jr.       Director, Vice President  Senior Vice President, Secretary &
                      and Secretary             General Counsel of Chesapeake
                                                Corporation (since 1995). Vice
                                                President, Secretary & General Counsel
                                                (1986-1995); Director of C&F Financial
                                                Corporation.

Andrew J. Kohut       Vice President            Senior Vice President, Strategic
                                                Business Development of Chesapeake
                                                Corporation (since 1998). Group Vice
                                                President--Display & Packaging (1996-
                                                1998). Group Vice President--Finance &
                                                Strategic Development & Chief Financial
                                                Officer (1995-1996). Vice President--
                                                Finance and Chief Financial Officer
                                                (1991-1995).

William T. Tolley     Vice President            Senior Vice President--Finance & Chief
                                                Financial Officer of Chesapeake
                                                Corporation (since 1998). Group Vice
                                                President--Finance & Chief Financial
                                                Officer (1996-1998). Vice President,
                                                Finance and Logistics, Chief Financial
                                                Officer, North American Operations,
                                                Carrier Corporation (1994-1996).

                                                                     SCHEDULE B

                 TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

                                             Shares Purchased   Average Price
   Reporting Person            Date               (Sold)          Per Share
   ----------------      -----------------   ----------------   -------------
Sheffield, Inc.          November 10, 1999            100*         $11.94**
Chesapeake Corporation   November 26, 1999      4,106,440***       $17.25

*  Open market purchase effected on the New York Stock Exchange.
** Price excludes commission.
*** Privately negotiated agreement to purchase Shares pursuant to a Stock
    Purchase Agreement, dated November 26, 1999, by and between Ariel Capital Management, Inc. and Chesapeake Corporation.

                                                                     SCHEDULE C

                        SHOREWOOD PACKAGING CORPORATION
                            STOCKHOLDER RIGHTS PLAN

                               SUMMARY OF RIGHTS

  On May 4, 1995, the Board of Directors of Shorewood Packaging Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend is payable on June 14, 1995 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $10.00 per share (the "Preferred Shares"), of the Company at a price of $17.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") to be entered into by the Company and The Bank of New York as Rights Agent (the "Rights Agent").

  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 25% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

  The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on June 14, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

  The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

  Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

  In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, in lieu of Preferred Shares, a number of shares of common stock of the acquiring company at a fraction of the then-current market price for such shares. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of Preferred Shares, a number of Common Shares at a fraction of the then-current market price for one Common Share. Based on the market price for a Common Share as of the date hereof, such issuance of Common Shares would be effected at approximately one-quarter the current market price of a Common Share.

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, for one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 25% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of voting power of the Company then known to be beneficially owned by any person or group of affiliated or associated person (excluding certain persons affiliated with the Company), other than a person holding voting power of the Company in excess of the then-existing thresholds pursuant to the written permission of the Board of Directors, and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The foregoing is a summary of certain principal terms of the Company's stockholder rights plan only and is qualified in its entirety by reference to the detailed terms of the Rights Agreement. The foregoing is based upon the Company's public filings.

  Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                         Harris Trust and Savings Bank

                             By Overnight Courier:

                     c/o Harris Trust Company of New York
                          88 Pine Street, 19th Floor
                           New York, New York 10005

         By Mail:           Facsimile Transmission:           By Hand:

 c/o Harris Trust Company    (Eligible Institutions   c/o Harris Trust Company
       of New York                   Only)                   of New York
   Wall Street Station          (212) 701-7636          88 Pine Street, 19th
      P.O. Box 1010                                             Floor
New York, New York 10268-                             New York, New York 10005
           1010              Confirm by Telephone:
                                (212) 701-7624

  Any questions and requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Co-Dealer Managers at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            D. F. King & Co., Inc.
                                77 Water Street
                           New York, New York 10005
                 Stockholders Call 1-800-578-5378 (toll free)
            Brokers and Bank Custodians Call 212-269-5550 (collect)

                   The Co-Dealer Managers for the Offer are:

         Goldman, Sachs & Co.               Donaldson, Lufkin & Jenrette
            85 Broad Street                        277 Park Avenue
       New York, New York 10004               New York, New York 10172
     (212) 902-1000 (call collect)           (877) 864-4755 (toll free)
    (800) 323-5678 (call toll free)                (212) 892-5525